82-34639

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

AGENIX

02055570

SEC#82-5258

22 October 2002

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 28 2002 WASH. D.C. 154 SECTION

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Jeff Carter
Chief Financial Officer & Company Secretary

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

dlw 11/19

AGENIX

Jeff Carter
CFO & Company Secretary
Level 9, 123 Epping Road
NORTH RYDE NSW 2113
Australia
Tel: +61 (0) 2 8875 7898
Fax: +61 (0) 2 8875 7897
Website: www.agenix.net

Date	21 October 2002	**No of Pages (including this page)**	62
Fax No	1 - 300300021		
To	Company Announcements Office		
From	Jeff Carter CFO & Company Secretary		
Subject	Annual Report Year Ended 30 June 2002		

Please find attached a copy of our annual report for the year ended 30 June 2002.

Yours sincerely

Jeff Carter
CFO & Company Secretary
Agenix Limited

Did you use our products this year?



AGENIX LIMITED

ANNUAL REPORT 2002

AGENIX

VISION

Agenix aims to be at the forefront of biotechnology, with major focus on Haemostasis, Thrombosis and Advanced Biomedical Diagnostics and Therapeutics. We will achieve this through continuous research, innovation and technology progression.

CORPORATE PROFILE

The Company was incorporated on 15 January 1987 and is publicly listed with 154,182,440 shares issued on the Australian Stock Exchange (ASX:AGX). On 5 June 2002, the Company announced it had established a Level 1 American Depositary Receipt (ADR) facility (OTC:AGXLY).

Agenix Limited is a leading edge biotechnology company with operations in two niche businesses; namely AGEN and Milton Pharmaceuticals and investments in several other biotechnology companies including PhytoProtein.

AGEN specialises in advanced medical diagnostics and is well positioned as a blood clot specialist company. Milton Pharmaceuticals is focused on the manufacture and distribution of pharmaceutical products.

Agenix management is actively pursuing the continued development and exploitation of its product range and investment opportunities, which complement or have synergies with our business units in Biomedical and Biotechnology industries. One example is our 27% stake in PhytoProtein, based in Singapore.

Significant activities of the Company include :

- Research, development, manufacture and sale of advanced medical diagnostics for human and veterinary applications.
- Thrombosis and haemostasis diagnostics and therapeutic research.
- Development, manufacture, distribution and sale of pharmaceutical and nutriceutical products.
- Biotechnology research and development.

The group employs 190 staff and sells its products to more than 50 countries.

CONTENTS

AGEN's Sales for current human diagnostic products

$8.4M

up $1.3M from previous year

Growth of 28% in human products in USA/Europe

Growth of 40% in veterinary products in Asia Pacific

AGEN's Sales for current veterinary diagnostic products

$10.8M

up $2.5M from previous year

Sells products to over 50 countries

AGEN achieved RECORD SALES ↑37%

$23.0M

AGEN Pre-tax PROFITS ↑94%

$10.5M

AGENIX REVENUE **$40M** Growth ↑**40%**

AGENIX PRE-TAX PROFIT **$4.2M** Growth ↑ **8%**

Agenix Limited **15** Years Strong

ThromboView®

Pre-clinical studies in final stages. Phase I human trials in March 2003

$3.4M Invested in Research and Development

MILTON's Sales Revenue

$16.8M ↑44%

Net cash provided by operations (after R&D)

$5.7M

up 479% from previous year

190 Staff employed

PhytoProtein

Credibility enhanced through EDB grant

$2.9M

Revenue from AGEN's Licensing and Royalties

Further leveraged our intellectual property

	1999 ($'000)	2000 ($'000)	2001 ($'000)	2002 ($'000)	Growth 2002 (%)
Revenue	18,894	27,227	29,407	**40,751**	39 ↑
Profit before tax	1,074	382	3,836	**4,154**	8 ↑
Earnings before interest, tax, depreciation and amortisation	2,197	2,409	5,866	**6,483**	11 ↑
Research and development costs	2,225	1,599	2,409	**3,400**	41 ↑
Cash flow from operations after research and development	1,547	914	981	**5,680**	479 ↑
Net tangible assets	10,752	14,306	23,691	**23,969**	1 ↑
Net cash surplus/(deficit)	462	(4,818)	(451)	**3,759**	∞ ↑

TOTAL ASSETS

$ millions - Year ended 30 June


2002
45.6
2001
2000
33.1
1999
33.5

SHAREHOLDERS' FUNDS

$ millions - Year ended 30 June


2002
34.7
2001
34.4
2000
21.6
1999

We are proud to report ... pre-tax profit up 8.3% to $4.2 million and revenue 40% higher to $40 million.

DEAR SHAREHOLDER

The end of the 2002 financial year marks the culmination of another significant period for Agenix Limited.

This time last year we wrote that 2001 represented a turning point for the Company and predicted that 2002 would signal a new phase for growth.

We are proud to report that our 2002 financial results – pre-tax profit up 8.3% to $4.2 million and revenue 40% higher to $40 million, both record results – reflect the first stage of that predicted growth.

CONSOLIDATING RESOURCES

In December 2001 we closed our Perth office. This was part of a rationalisation process to concentrate our resources on our two subsidiaries, AGEN and Milton Pharmaceuticals.

AGEN's business divisions were restructured, improving management control, assisting the move to direct sales of our human and veterinary products in Australia and New Zealand and increasing our market share in the Japanese veterinary products market.

OUR OPERATIONS

AGEN

Our diagnostics business, AGEN, had a stellar year, returning record revenues and profits. The opportunities for AGEN continue to be in the in-vitro diagnostic (IVD) market. This year we took direct control of our product distribution by establishing direct sales channels in Australia and New Zealand and recovering the rights to distribute our veterinary products in Japan. We intend to continue the trend towards direct sales and distribution in the future. AGEN's growth will come from this strategy in addition to the launch of new products.

The global IVD market continues to consolidate, with the five largest companies accounting for in excess of sixty percent of the US$20 billion market. The AGEN D-dimer test is recognised worldwide as the market standard. AGEN has the capacity to be a very successful player in this environment by leveraging its position as a niche product and by developing strategic alliances. Our relationship with Dade Behring, the fourth largest IVD company in the US, is strong. In the coming year we intend to explore our options for expanding this relationship.

The launch of new D-dimer and Protein S automated assays is scheduled for the coming year. We will also pursue strategic development partnerships with major diagnostic players in the human market.

ThromboView®

Development of our high technology blood clot imaging product, ThromboView®, proceeds apace. The first human trial is scheduled to take place in Australia in March 2003 rather than November 2002 as previously intended. Overall, the project remains on schedule due to time savings made in the clinical trial phases. In July 2001 the Company signed an agreement with clinical trial organisation Kendle International. The ThromboView® antibody has been manufactured and is ready for clinical trials.

REVENUE

$ millions - Year ended 30 June


2002
40.8
2001
2000
27.2
1999
18.9

PROFIT BEFORE TAX

$ millions - Year ended 30 June


2002
4.2
2001
3.6
2000
0.4
1999
1.1



<< RAVINDRAN GOVINDAN
EXECUTIVE CHAIRMAN



<< DONALD HOME
CHIEF EXECUTIVE OFFICER

Our most pressing aim for 2003 is to drive ThromboView® through clinical trials as quickly as possible. Significant progress in the Chemical Manufacturing Controls process has been achieved to prepare ThromboView® for these trials.

Where required we will bring in external expertise, for example, personnel with key pharmaceutical experience recruited by AGEN in 2002 to drive the ThromboView® program.

We are also considering developing a product portfolio to add to ThromboView®, and are currently undertaking proof of principle and feasibility studies.

Milton Pharmaceuticals

At Milton Pharmaceuticals, the key focus has been on new product development and brand management. The launch of our new InfaCare range was a success, dampened somewhat by a disappointing response to the new laundry supplies range, which will no longer be pursued.

We have appointed a General Manager with extensive industry experience to provide strong leadership for the business.

We are also increasing our direct sales presence in all markets. Previously, direct sales forces had only been employed in Queensland. We are in the process of appointing new sales forces in New South Wales and Victoria as a consequence of the increased sales we saw during our initial trial in Victoria earlier this year.

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION

$ millions - Year ended 30 June


2002
6.5
2001
5.9
2000
2.4
1999
2.2

OUR PEOPLE

People remain our most important asset. In the coming year we will increase our focus on staff training, professional development and skills development. We aim to provide a workplace in which staff are well-informed and committed to both their personal goals and Company objectives.

FINANCIAL PERFORMANCE

We continue to focus on generating profits as well as investing in research and development initiatives, product development and synergistic business opportunities to provide a platform for sustained growth.

Profits were substantially higher in 2002, driven by a streamlined business structure and an increased focus on our core competencies and products.

Cash generation also exceeded expectations and the Company is now in a very robust financial position with cash on hand of approximately $7.5 million.

Our investment in our flagship development program, ThromboView®, will continue in the coming year.

THE FUTURE

In 2003, we intend to build on the achievements of 2002, once again focusing on:

- Developing and launching new products to satisfy customers needs;
- Increasing profitability through strategic business initiatives; and
- Progressing ThromboView® through clinical trials.

Yours sincerely

Ravindran Govindan
Executive Chairman

Donald Home
Chief Executive Officer



^ RAVINDRAN GOVINDAN
EXECUTIVE CHAIRMAN



^ WONG FONG FUI
DIRECTOR



^ MARK CARNEGIE
DIRECTOR



^ KATHERINE WOODTHORPE
DIRECTOR

RAVINDRAN GOVINDAN Age: 51

Qualifications:

- » Bachelor of Law (Honours) from the National University of Singapore

Industry Experience:

Mr Govindan has been the Executive Chairman of Agenix Limited since June 2000 and in that role he is responsible for charting the strategic direction of the group. Mr Govindan also heads a New York based private investment and financial advisory firm, Latona Associates Inc, in the role of the Chairman for the Asia Pacific Region. He is also the Deputy Chairman of Singapore based Horizon Education and Technology Ltd. Mr Govindan has more than 25 years, experience as an investor and businessman in Australia and the Asia Pacific region.

MARK CARNEGIE Age: 40

Qualifications:

- » Bachelor of Science (Honours) from Melbourne University
- » Bachelor of Arts (Honours – Jurisprudence) Oxford University

Industry Experience:

Mr Carnegie has been a director of Agenix since November 2000. He currently acts as a principal of Carnegie Wylie & Co, an independent investment bank and private equity firm, and as Chairman of STW Communications Group (formerly Singleton Group Ltd), an ASX listed holding company. Additionally, Mr Carnegie acts as the principal consultant to Hellman & Friedman in Australia and Southeast Asia. Previously, Mr Carnegie worked for Hudson Conway Limited in London and for James D Wolfensohn Inc in New York.

WONG FONG FUI Age: 58

Qualifications:

- » Bachelor of Engineering from the University of New South Wales

Industry Experience:

Mr Wong has been with Agenix in the capacity of director since August 2000 and is Chairman of the Audit and Compliance Committee. Mr Wong is the Chairman and Group Managing Director of Boustead Singapore Ltd, a public company listed on the Singapore Stock Exchange. He is also the group Chief Executive Officer and director of Australian listed company EasyCall International Ltd. Additionally, Mr Wong has directorships with a number of other companies in Australia, Singapore, Malaysia and Indonesia.

KATHERINE WOODTHORPE Age: 46

Qualifications:

- » PhD in Chemistry from Leicester University, UK
- » Fellow of the Australian Institute of Company Directors

Industry Experience:

Dr Woodthorpe was appointed to the Board in June 2001 and is a member of the Audit and Compliance Committee. Dr Woodthorpe currently acts as Managing Director of People & Innovation Corporate Advisers Pty Limited. Prior to this, Dr Woodthorpe was Chief Executive Officer of the Technology Industries Exporters Group, an organisation established in 1992 to help technology companies improve their export performance. Dr Woodthorpe is also a Director of Ventracor Ltd and Australian Cancer Technology Ltd, both ASX listed biotech companies, as well as Australian Business Ltd, and Insearch Ltd. During the last year she was also on the Tax Concession Committee of the Commonwealth Government's Industry Research & Development Board.

GROUP REPORTING STRUCTURE

Agenix				
AGEN (100%) Medical Diagnostics	ThromboView® (100%) Business Unit	Milton Pharmaceuticals (100%) Pharmaceuticals	Jemaka (100%) Molecular Biology	PhytoProtein (27% Investment)



^ DONALD HOME
CHIEF EXECUTIVE OFFICER



^ JEFF CARTER
CHIEF FINANCIAL OFFICER

DONALD HOME

Age: 41

Qualifications:

>> BSc (Hons), MAICD

Industry Experience:

14 years with Abbott Laboratories, Diagnostics Division, a US$60 billion dollar health care corporation – 10 years with Abbott Laboratories Australasia in various roles including Senior Product Manager and Business Manager. Trustee of Abbott Laboratories Superannuation Plan and 4 years with Abbott Laboratories Inc, in Chicago, Illinois as Senior Product Manager in the Worldwide Marketing Group and Technology Licensing Manager in the global Licensing and Acquisitions group. Appointed Agenix Chief Executive Officer in July 2001.

JEFF CARTER

Age: 44

Qualifications:

>> BFinAdmin, MAppFin, CA

Industry Experience:

8 years Chartered Accountant with Touche Ross & Co. (audit, professional standards review, financial advisory). 4 years Merchant Banking with Canadian Imperial Bank of Commerce (mergers and acquisitions, corporate finance). 4 years Manager International Corporate Development with Santos Limited (strategic advice – international experience in UK and USA). 5 years Strategic Planning Manager with Coca-Cola Amatil Limited (operational review, strategic advice – international experience throughout SE Asia and Europe). Trustee of CCA Group Superannuation Plan (assets – $250 million). Joined Agenix in December 2000 as Chief Financial Officer and Company Secretary (Initial appointment included Chief Operating Officer until CEO appointed in July 2001).

ORGANISATION CHART


Agenix Board of Directors
Chief Executive Officer
Don Home
Chief Financial Officer
& Company Secretary
Jeff Carter
AGEN
Human
Business Unit Manager
Bernie Cooper
BSc, GDipClBioc
AGEN
Veterinary
Business Unit Manager
Paul MacLeman
MBA, GCEng, BVSc
AGEN
ThromboView®
Business Unit Manager
Sue Parry-Jones
BPharm, MMktg
Milton Pharmaceuticals
General Manager
Andrew Farrington
MBA

>> Bernie is responsible for the Human Business Unit and has 28 years' experience in the industry, including 8 years in Research and Clinical Laboratories and 20 years in various sales, marketing and management roles.

>> Paul has recently been appointed Veterinary Business Unit Manager at AGEN. Paul has 14 years' experience in the veterinary field, including 5 years in practice as a veterinary surgeon, and 9 years in various management roles and business start-ups in the industry.

>> Sue leads the ThromboView® Business Unit. Sue has over 17 years' experience in the pharmaceutical industry, including 7 years in Hospital Pharmacy and 10 years with companies such as Bristol-Myers Squibb Pharmaceuticals, AMGEN Australia and Schering-Plough.

>> Andrew joined as General Manager of Milton Pharmaceuticals in March. He brings to the group a wealth of experience in senior management and also valuable experience in fast moving consumer goods sales and marketing, as a result of over 10 years with Unilever.

Agenix Limited is an Australian biotechnology company with a 15 year history of innovation.

Agenix has a demonstrated commitment to broadening its investment portfolio and profitability by sourcing new opportunities that fit with its strategies and biotechnology focus.

Agenix manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN and Milton Pharmaceuticals.

AGEN

For AGEN, the global IVD market is a primary market. This market continues to consolidate, with the five largest companies accounting for in excess of sixty percent of the US$20 billion market.

The AGEN D-dimer test is recognised worldwide as the market standard. AGEN has the capacity to be a very successful player in this environment by leveraging its position as a niche product and by developing strategic alliances. Under the AGEN umbrella, Agenix is also developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate in this field is its high-technology ThromboView®. This product has the potential to revolutionise the US clot diagnostic imaging market.

Milton Pharmaceuticals

For the Milton Pharmaceuticals business the goal this year was to move focus from a manufacturing driven business to one more focused on core brands and consumer demand. Early last year we purchased the Milton product line and brand name from Procter and Gamble and embarked on a range of brand line extensions into the related categories of infant care and laundry supplies, though with limited success in the latter market.

This year, our strategies have brought positive outcomes as well as disappointments. We believe that we should not only broadcast our successes, but also be open about our mistakes. The next two pages outline the key strategies and outcomes of 2002.


« AGENIX EMPLOYS 190 STAFF AND SELLS ITS PRODUCTS TO MORE THAN 50 COUNTRIES.
» NORTH AMERICAN REVENUE: $9,974,000
» EUROPEAN REVENUE: $7,503,000
» ASIA PACIFIC REVENUE: $3,022,000
» AUSTRALIA/NEW ZEALAND REVENUE: $19,923,000

Subsidiary: AGEN

	Product Group	Key Strategies	Outcomes
AGEN Human Products	Automated Latex	Establishment of initial key customer reference sites in, Australia, Canada, New Zealand.	Major customer reference sites established in targeted markets as a strategic base for future sales growth.
	Simplify™ D-dimer	Expansion of distributor base, especially in Point-Of-Care (POC) market segment.	Appointed second German distributor with specific focus on POC market resulting in significantly increased sales to the German market.
		Continued generation of supporting clinical data to enhance sales and marketing promotion.	Clinical study presented by major New Zealand hospital at annual meeting of the Haematology Society of Australia/New Zealand. Support of a French clinical comparative trial against two major competitors. Due for completion November 2002. Support of Emergency Medicine study for pulmonary embolism being conducted by the Carolinas Medical Center. Due for publication 2003.
		Re-assume direct sales, marketing and distribution to Australian customers.	Project was completed in January 2002 which resulted in a significant increase in gross profit.
	Manual Latex	Greater participation/ presence in European Region tender processes.	Strategy resulted in increased sales revenue of over $520,000.
		Investigation of emerging markets within South America.	Distributor appointed for Uruguay. Negotiations progressing with prospective distributors for other major South American markets.
		Generate greater revenues form expanding Asian markets.	Appointment of new distributors in China/Hong Kong, India, Malaysia, Singapore, Korea and Taiwan resulting in sales revenue increasing by 66% in Asian markets outside of Japan.
	SimpliRED® D-dimer	Generation of greater sales within the USA through larger investment in distribution partner training and support.	USA sales revenue increased by 48%.
		Support of clinical studies to enhance clinical validation and market presence.	Largest clinical management study for venous thrombosis published (Da Vinci study – 1750 patients).
	ThromboView®	Undertake pre-clinical trials to test the effectiveness of the humanised antibody.	Pre-clinical trials undertaken. Phase I human trials, to image blood clots in patients suspected of DVT, to follow in clinical sites in March 2003. Trials to be undertaken at four Australian sites and are being led by principal investigators Dr Andrew Scott (Ludwig – Melbourne) and Dr David MacFarlane (Royal Brisbane Hospital).

	Product Group	Key Strategies	Outcomes
AGEN Veterinary Products	International ICT	Establish improved distribution into Japan through a closer relationship with Merial Japan.	New product registrations successfully undertaken by Merial Thailand with AGEN support.
		Build image and technical reputation in South East and North Asia through the provision, in conjunction with Merial, of a series of technical seminars in tropical and temperate small animal parasitology.	Seminars successfully completed in Philipines, Malaysia, Japan and Korea. Good feedback received.
		Improve understanding of European market dynamics	Internal European market research report commissioned.
	Australian/ New Zealand ICT	Build upon dominant market position in Australia and New Zealand through the hosting of 'round tables' and attendance at small animal medical conferences.	Dominant position in Australian market retained and market share increased.
		Utilise key academic and clinical opinion leaders to build reputation.	AGEN academic and clinical advisors spoke in areas of interest to AGEN at a number of key Australia conferences.
	ANZ Third Party Haematology & Biochemistry Instruments	Ensure that all key reference practices in Australia and New Zealand are running the Abaxis equipment, thus ensuring maximum exposure to both academics and students.	All but one Australian veterinary school and over 66% of specialist veterinary referral centres now running Abaxis equipment. Abaxis instrument sales are at or near target levels.
		Review financing options for purchasers.	Review of financing offerings completed and began to implement new sales structure.
		Utilise the closer relationship with larger and high pathology use practices to create extra 'pull through' for the rest of the AGEN veterinary range.	Database of instrument customers updated for use in direct and relationship marketing efforts.
	ANZ Third Party Immunodiagnostics	Submit key products for approval by SCAHLS.	Laboratory based Johne's Disease test submitted to Queensland Department of Agriculture laboratory for evaluation and approval.
		Identify key current and future markets for exotic or endemic disease surveillance and/or eradication testing.	Rabies test import approval obtained in preparation for SCAHLS submission. Internal report commissioned investigating size, scope and key stakeholders in exotic and notifiable production animal disease testing.

Subsidiary: Milton Pharmaceuticals

	Product Group	Key Strategies	Outcomes
Pharmacy	Galenicals (Traditional Medications)	Rationalise product range into one consolidated offer. Remove product duplication.	Reduced product range by 12%. Reduced operating complexity whilst maintaining sales value. Profitability increased.
	Weight Management	Develop and launch a unique product formulation and product position to re-launch Medislim Natural brand in this dynamic, high growth market.	Product launch underway September 2002. Initial trade reaction very positive.
	Skin Care	Drive overall category growth by leveraging the acquisition of Australian Body Care Tea Tree Oil range, which complements the existing Skin Basics and David Craig ranges.	Portfolio growth of 35% versus prior year. Broadened product segment coverage.
	Arthritis Management	Develop second phase (enhanced) product using our unique powder format in convenient once per day dosage. Drive awareness and distribution through targeted support activities.	FY02 growth of 25%. Further increases expected as distribution and awareness increase.
	Channel Development	Increase distribution and promotional focus at retail level by increasing field sales force on eastern seaboard.	Initial Victorian results showing dramatic uplift in product distribution. Further rollout into other markets during FY03.
	Product Group	**Key Strategies**	**Outcomes**
Branded Products	Antibacterial	Lift the profile and awareness of the Milton Method with new mothers through a targeted education program.	Strong uplift in sales 2nd half of FY02.
	Nappy Sanitiser/ Laundry Powder	Launch premium, unique new offerings in these markets, leveraging the Milton brand heritage.	Launches unsuccessful due to aggressive competitive activity, resulting in a failure to establish a unique market position with consumers. Products now discontinued.
	InfaCare	Relaunch InfaCare baby products range into market to re-establish Milton's position across the Baby Care market.	Initial distribution and exposure objectives achieved. Further development of range offer required to continue progress.
	Product Group	**Key Strategies**	**Outcomes**
Other	Contract Manufacturing	Aggressive pursuit of new contract customers aligned to our primary production capabilities.	Achieved a 25% increase in sales revenue.
	International Markets	Targeted approach to Asian market development through dedicated partners in each country. Implement through new position of International Business Manager.	Singapore partner confirmed August 2002. Malaysia and Indonesia negotiations well underway. Further markets to follow in a controlled rollout.

2002 was another record year for AGEN, with product sales up 27% to $20.1 million.

2002 was another record year for AGEN, with product sales up 27% to $20.1 million. This was supported by royalty licence income from AGEN's D-dimer intellectual property, which added income of $2.9 million, an increase of 165%.

All AGEN divisions were earnings positive, generating a profit before research and development of $11.6 million, a 66% increase on 2001.

2002 also marked the 20th year since the original research project began at the Queensland University of Technology. When the project began in the early 1980s AGEN staff members were largely researchers with little commercial skill. Today, AGEN's researchers are complemented by staff with broad skills in marketing and sales, manufacture, finance, and regulatory and quality control.

HUMAN DIAGNOSTIC PRODUCTS

AGEN developed the first monoclonal antibody specific for D-dimer, which is a protein derived from the breakdown of blood clots that circulates around the body. AGEN remains a specialist in D-dimer, with the company's 3B6 the established worldwide gold standard antibody. A D-dimer test is now an essential part of the clinical diagnosis of blood clots.

The D-dimer market continues to grow through both increasing public awareness of blood clots and also increased clinical utility. The growth in recent years has increasingly been in near-patient tests and large throughput automated laboratory instruments. AGEN has positioned itself to capitalise on this by offering

AGEN HUMAN SALES


Revenue $ millions - Year ended 30 June
2002
8.6
2001
2000
7.1
1999
Tests millions - Year ended 30 June
2002
3.1
2001
2000
1999
2.7

new products in both segments. Our first generation automated product, Auto D-dimer continues to sell well and Simplify™ D-dimer, our new near-patient test, is growing in market acceptance.

AGEN has a small direct share of the automated D-dimer market and aims to grow this market share with the launch of a second-generation product scheduled for 2003. Development of reagents and applications targeted at instruments of the major global companies, such as Dade Behring and Instrument Laboratories, is a priority for AGEN.

The sales of D-dimer in Australia have for many years been part of our global agreement with Dade Behring. In 2002 AGEN revised this strategy and reverted to servicing these customers with direct sales, enabling better control of the market, as well as higher margins. During the year AGEN also channelled increased sales and marketing resources towards building brand recognition of AGEN products with Australian

SALES OF HUMAN DIAGNOSTIC PRODUCTS	1998-99 A$'000	1999-00 A$'000	2000-01 A$'000	**2001-02 A$'000**
Australia/NZ	1,369.1	1,054.9	983.3	**743.2**
Asia/Japan	652.9	624.7	529.1	**445.3**
USA	1,922.1	2,776.6	3,308.1	**4,041.8**
Europe	2,679.7	2,535.5	2,322.6	**3,173.0**
Total Human Diagnostics Sales	6,623.8	6,991.7	7,143.0	**8,403.3**



AGEN'S US FDA, US DA, TGA >> AND AQIS APPROVED FACILITY IN BRISBANE. FACILITY IS GMP COMPLIANT AND HAS A CERTIFICATE OF REGISTRATION FOR ISO9001.



BACK ROW, LEFT TO RIGHT: DON HOME, MARK MCARTHUR, PHIL TOYE, DAVID ROWBURY. >> SECOND ROW, LEFT TO RIGHT: WARREN RANDOLPH, ALAN TELFORD, GREG TAYLOR, PAUL MACLEMAN. FRONT ROW, LEFT TO RIGHT: BERNIE COOPER, SUE PARRY-JONES, LOUISE COTTIS.



A CASE STUDY IN Human Diagnostic Products

<< JEFF KLINE
PHYSICIAN, NORTH CAROLINA USA

Jeff Kline is an emergency medicine physician at The Carolinas Medical Centre in Charlotte, North Carolina.

He has used AGEN's SimpliRED® D-dimer product – a rapid diagnostic test for blood clots – for several years and is currently using AGEN's Simplify™ D-dimer test to assist in the diagnosis of pulmonary embolism. Simplify™ D-dimer is a highly sensitive, flexible, non-invasive test used in the exclusion of pulmonary embolism that can be done quickly and efficiently. One drop of the patient's blood is applied to the test zone, and ten minutes later the results are read.

"When I was looking for the combination of a simple-to-use diagnostic test that was rapid, accurate and affordable, the Simplify™ D-dimer diagnostic test was the only commercially available one that fitted all four requirements. We have used Simplify™ D-dimer on over 1,000 Emergency Department patients in an experimental protocol and, based upon its performance so far, we plan to incorporate the assay as a routine lab test. We are planning on using it at another hospital in Charlotte."



customers. In addition, AGEN supports the sales teams of major international distributors with activities such as regular promotions at their national and international sales meetings.

AGEN has successfully enforced its D-dimer patent over recent years. This continued in 2001–02 with licences issued to Biokit and Instrument Laboratories. We will continue to enforce our patents where appropriate to maximise our position in this market.

CLINICAL TRIALS

Clinical trial data to support product claims is an essential requirement for market growth. To this end, the latest SimpliRED® D-dimer study evaluated 1,756 patients – one of the largest studies ever published investigating the application of D-dimer in acute deep vein thrombosis. The study tested the hypothesis that non-imaging diagnostic tests could reduce the reliance on repeat ultrasound to exclude deep vein thrombosis in patients. The study showed that SimpliRED® D-dimer combined with a pre-test probability algorithm is as clinically relevant as ultrasound on its own or ultrasound combined with pre-test probability. The conclusion was that 30% of all the patients studied could potentially avoid repeat ultrasound.

Clinical trials at 30 sites in Italy were also initiated this year, and a long-term study of the use of AGEN's D-dimer test continues in Canada.

The point-of-care format product, Simplify™ D-dimer, has found a successful market niche in the in-office market segment. Sales increased threefold during the year, and a similar increase is forecast for 2003. Sales in Germany were particularly successful, and sales in the USA were solid.

AGEN has successfully applied for CE Marking of Simplify™ D-dimer. Part of the European trade harmonisation process, CE Marking is a newly introduced requirement for importing medical products

into Europe. Early CE Marking gives AGEN a competitive advantage over other non-European competitors yet to fulfil this requirement. Increased sales in Asia have been achieved through new outlets in China, India and Korea. This growth in Asia is expected to continue as the market develops in these countries.

Overall sales in Australia, New Zealand and Asia have declined over the past 4 years as a result of reduced sales of third party products and a shift from manual to automated testing. We have instituted changes to address this, including implementing a direct sales approach rather than through a third party distributor and with the development of new automated tests to satisfy the customers' testing needs.

Similarly in Japan the migration to automated tests has been faster than the US or European uptake, and is being addressed with the development of the new automated tests.

VETERINARY DIAGNOSTIC PRODUCTS

AGEN remains a world leader in the production of rapid tests for animals. The canine heartworm tests continue to generate the largest volume of sales, but other tests in the range – including those for feline leukaemia virus, feline immunodeficiency virus (cat AIDS), feline heartworm and canine parvovirus – continued to grow.

The introduction in 2001 of a canine D-dimer test, for the diagnosis of blood clot disorders in dogs, has been well received. Although revenue has been low, it has supported other tests in the range by enabling a wider range of product offering.

Sales of advanced third party veterinary diagnostics in the areas of rapid point-of-care biochemistry and haematology, as well as tests for large animal infectious diseases are growing, and will become major contributors to the Australian sales base.

AGEN has raised its profile in the industry by providing a complete range of diagnostic products and services both directly to veterinary clinics for instruments

AGEN VETERINARY SALES

Revenue $ millions - Year ended 30 June


2002
9.8
2001
7.5
2000
6.3
1999
6.6

Tests millions - Year ended 30 June


2002
2.5
2001
2.2
2000
2.4
1999
2.3

and through wholesalers for rapid tests. This has been supported by industry-based advertising, strong technical back-up and veterinary conference promotion.

The year also saw other sales and marketing initiatives. In Australia the link with Abaxis US has allowed AGEN to co-market its rapid tests with Abaxis' in-clinic chemistry and haematology instruments. These instruments are placed into veterinary clinics, and allow veterinarians to provide rapid turnaround of test results to pets and their owners, thereby providing better care with a single visit. The AGEN brand name has been given added value by replacing the Witness (Synbiotics trademark) product range with an AGEN branded product offering.

AGEN has continued to develop the market in Asia with more than 50% growth this year. AGEN has further strengthened its relationships with Merial Asia via a co-marketing arrangement involving Merial's small animal therapeutic and AGEN diagnostic products.

Merial is a veterinary therapeutics company that operates in more than 150 countries worldwide. Its 2001 sales were in excess of US$1.6 bn/1.7bn euros. AGEN has collaborated with Merial (originally Rhone Merieux) since 1993. A continuing education seminar series in conjunction with Merial, directed at Asian veterinarians, has maintained the successful partnership. While Merial decided in 1997 to focus on therapeutic products and sold the diagnostics business to Synbiotics, regional divisions in Japan and Asia continued to work with AGEN to take advantage of

SALES OF VETERINARY DIAGNOSTIC PRODUCTS	1998-99 A$'000	1999-00 A$'000	2000-01 A$'000	**2001-02 A$'000**
Australia/NZ	884.4	1,216.9	1,348.2	**1,669.5**
Asia/Japan	1,108.7	1,196.4	1,601.4	**2,453.4**
USA	3,620.4	3,510.6	4,287.7	**5,185.0**
Europe	1,155.6	1,084.9	1,054.4	**1,528.1**
Total Veterinary Diagnostics Sales	6,769.1	7,008.9	8,291.6	**10,836.0**

the synergy between their small animal therapeutics and AGEN diagnostics. A new agreement was completed in October 2001 in which AGEN purchased the rights to the Japanese market from Synbiotics. This gave AGEN direct access to these markets through Merial Japan and also provided greater opportunity to further develop the business in the USA. Sales in Asia have performed above expectations. We are very pleased with the results and expect this growth to continue.



A CASE STUDY IN
Veterinary Diagnostic Products

<< EMMA EADE
VET NURSE, MELBOURNE, AUSTRALIA

Melbourne's Emma Eade has been a vet nurse and vet practice manager for 16 years. She mainly treats companion animals such as cats and dogs.

She usually sends animals' blood samples to pathology laboratories for screening, however when she needs a cat diagnosis on the spot, she uses the AGEN™ FIV (feline AIDS diagnostic) or AGEN™ FeLV (feline leukaemia diagnostic), for dogs she uses the AGEN™ CHW (canine heartworm diagnostic) or AGEN™ CPV (canine parvovirus diagnostic) products.

"It is crucial that we are able to give animal owners fast and accurate diagnoses in the practice," she says. "We can give owners an answer in five minutes, which means they can be in and out the door in one consulting period. This is good for business, our clients and their animals."


AGEN
Canine Heartworm

Synbiotics, our partner in the US and Europe, has undergone significant changes in the past year with a restructuring of their bank debt and the introduction of new majority shareholders. This has been a positive result for AGEN, with record amounts of our products sold by Synbiotics in the past twelve months. The US market continues to be the largest market for our products and as with all parts of our business we continue to evaluate our options to maximise our sales and profit.

PEOPLE

AGEN continues to employ highly skilled people in order to maximise our business and potential. The markets in which we compete with other companies continue to change and in response to that we evaluate our requirements regularly and make the necessary adjustments in structure, staffing and outlook. The recruitment of new staff with high-level marketing skills has increased our ability to create new market opportunities and to respond positively to these industry changes. In particular, AGEN's internal market research team has been strengthened to better gather data to support market-related decisions. We are fortunate to have the experience of long-serving staff as well as new staff with fresh ideas.

OUTLOOK

In 2003 we are targeting further growth of our brand names in established markets, and remain committed to continuing to gain greater understanding of those markets and the customers and competitors that comprise them.

Simplify™ D-dimer has already shown promise in point-of-care applications though our German distributor. Increased awareness of blood clot related diseases and the need to diagnose these quickly and effectively will drive growth. We remain aware that opportunities may be greater in those countries where regulatory and health systems are more conducive to point-of-care testing.

Automation of D-dimer will continue. With this in mind AGEN will keep developing reagents and instrument applications. The extent to which this opportunity is realised will depend upon AGEN's success at creating the products that suit the needs of our clinical and laboratory customers.

The veterinary business has developed well in Asia and Australia, and we continue to develop ways to increase the success of the business in these areas.

Set to revolutionise the $US3 billion annual clot diagnostic imaging market.

ThromboView®, AGEN's blood clot radioimaging antibody reagent, is a product with enormous commercial potential for AGEN and has continued to attract both national and international interest during this financial year.

ThromboView® will change the way that blood clots are diagnosed. Following injection of a few millilitres of ThromboView® into patients suspected of suffering from Deep Vein Thrombosis (DVT) or Pulmonary Embolism (PE), the radiolabeled antibody is expected to bind to D-dimer sites present on clots. Subsequent imaging of the patient with a gamma camera will confirm diagnosis.

The potential for such a product is substantial, given the limitations of alternative blood clot detection technology and the high number of deaths resulting from undetected blood clots.

The ThromboView® project is the development of a blood clot imaging agent based on the proprietary D-dimer monoclonal antibody, DD3B6/22, for diagnostic imaging of DVT and PE. Humanised DD3B6/22 antibody is prepared and radiolabeled with Technetium-99m (a commonly used radioisotope in nuclear medicine).

Pre-clinical trials are being undertaken to test the effectiveness of the humanised antibody. Phase I human trials, to image clots in patients suspected of DVT, will follow in clinical sites in early 2003. These trials are being undertaken at four Australian sites and are being led by principal investigators Dr Andrew Scott (Ludwig – Melbourne) and Dr David MacFarlane (Royal Brisbane Hospital).

The successful outcome of these human trials will support the application of ThromboView® in the diagnosis of DVT and subsequent therapeutic management.

During 2001–02 significant work has been undertaken to progress the product development and commercialisation process of ThromboView®.

In July 2001 a panel of world-class experts endorsed the animal images from pre-clinical trials and potential application of the technology for PE. The view of the experts was that ThromboView® is a promising new technique and that continued pursuit of a marketable product was worthwhile, as it would address an important unmet need in the global market place.

Trademark registration of ThromboView® began during the year and patents were lodged in the US and via the Patent Cooperation Treaty, which gives broad worldwide protection.

The Immunomedics licence was finalised, allowing AGEN to use the 'shake and bake' dry chemistry method which will create a more stable product and allow ThromboView® to be more easily transported. Initial project planning involving clinical trial organisation Kendle International and key AGEN personnel was completed and meetings were held with both the Food & Drug Administration and the Therapeutic Goods Administration before the commencement of the pre-clinical program.

The cell line lead candidate was chosen following the successful canine studies and the cell line was converted to serum-free media. Cell banks were then established and biosafety testing of cell banks is now underway. Roller bottle production method – a small-scale antibody production technique is also being tested – in order to speed up the production of ThromboView® for clinical trials.

AGEN has produced small quantities of ThromboView® under good laboratory practice, providing validation that ThromboView® production can be carried out under controlled and reproducible conditions. The next step in production is to take this to a larger scale under current good manufacturing practice conditions for long term production requirements. >>





<< A BLOOD CLOT SHOWING CROSS-LINKED FIBRIN MESH AROUND RED BLOOD CELLS

<< **THROMBOVIEW TEAM:** BACK ROW, LEFT TO RIGHT: BRENDAN LEE, DR PETER SCHMIDT, JEFF ROOD, DR MICHAEL GEROMETTA. FRONT ROW, LEFT TO RIGHT: SUE PARRY-JONES, BARBARA LEE, LINDA RAINERI, HELEN ROBERTS, MERRON CHEONG

The pre-clinical studies are in their final stages and are scheduled for completion in January 2003.

Human trials were originally scheduled for November 2002. This date was revised to March 2003 due to production issues. AGEN is currently identifying timeline savings to ensure rapid progression to market and ThromboView® is scheduled for submission to the US FDA for regulatory approval in 2005.

The pre-clinical program has been defined, contractors have been identified (Q-One, Ludwig, ICP Firefly) and the Phase Ia and Ib protocol development stage is nearing completion. Sites have been selected for the Phase I program and AGEN has begun recruiting investigators for the Phase I clinical program. The first human doses will take place in Australia at Q-Pharm/RBH, Brisbane, a specialised group for clinical trials.

The project team is in place and additional research and development staff have been appointed, including scientists with experience in additional cell culture and radiopharmaceuticals. Staff appointments have also been made to handle the commercialisation of the product, these include the appointment of Sue Parry-Jones as Business Unit Manager and Helen Roberts as Director of Marketing. Kendle, the external contract research organisation, continues to assist with the management of the overall project as well as the Phase I program.

DVT and PE are diseases that continue to grow in number and importance, with over two million cases and sixty thousand deaths each year in the US alone. The need for a better diagnostic product which enables doctors to more accurately and quickly identify these diseases and initiate the appropriate treatment continues to grow. AGEN is committed to developing another world class product and assisting doctors in their fight against blood clots.

Key Opinion Leaders - ThromboView®

PAUL R EISENBERG - VP Cardiovascular Discovery and Clinical Investigation, Lilly Research Laboratories, Fellow American College of Cardiology, Fellow Council on Clinical Cardiology, American Heart Association, Fellow American College of Physicians. Fellow American College of Chest Physicians. Editorial board The Journal of Thrombosis and Thrombolysis. Over 200 publications in Thrombosis, Thrombolysis and Cardiology.

TIMOTHY A MORRIS - Assoc. Prof. of Clinical Medicine, Division of Pulmonary and Critical Care Medicine, UCSD School of Medicine. Service Chief Pulmonary Medicine. Chairman Medical Ethics Committee, Chairman Continuous Quality Improvement Committee, Medical Director-Respiratory Care Dept. Medical Director-Pulmonary Function Laboratory. MD Georgetown University, Fellowship UCSD. Over 50 publications in Thrombosis and Thrombolysis.

JEFFREY S GINSBERG - Professor Dept of Medicine McMasters University, Director Thromboembolism Unit Hamilton Health Services Corp. Medical Director Hemostasis Reference Laboratory. Grant reviewer for Medical Research Council of Canada , Reviewer Heart and Stroke Foundation Canada and Abstract Reviewer American College of Cardiology. Over 200 publications in Thrombosis and Thrombolysis.


LIVER AND KIDNEY

<< PE: LLL 0.7G

LABELLING


99mTc
Sn
Gluconate
S
99mTc
Fab' - SH
Fab' - 99mTc

<< INTACT ANTIBODY WAS DIGESTED WITH PEPSIN TO PRODUCE $F(ab')_2$ FRAGMENTS, WHICH WERE PURIFIED BY GEL FILTRATION CHROMATOGRAPHY. $F(ab')_2$ WAS REDUCED WITH CYSTEINE TO PRODUCE Fab', WHICH WAS SUBSEQUENTLY LABELLED WITH ^{99m}Tc.

Sales growth was excellent, with revenue of $16.8 million, a 44% increase.

Milton Pharmaceuticals experienced a mixed trading year in 2001-02. Sales growth was excellent, with revenue of $16.8 million, a 44% increase. Our core product markets performed strongly, and were complemented by our first full trading year with the Milton brand. In addition, significant change was made by the business in terms of structure, processes and business direction. These gains were countered by the unsuccessful launch of the Milton Nappy Sanitiser and Laundry Powder products. The outcome of this launch greatly affected the overall financial results of the division for the year, eroding the strong profit result of the remainder of the Pharmaceutical business. Without this loss Milton Pharmaceuticals would have returned a bottom line growth of 17%.

The Milton brand name was acquired from Procter & Gamble Australia in March last year. Today Milton Pharmaceuticals encompasses Milton Australia Pty Ltd, comprising the Milton branded products including the antibacterial range and Biotech Pharmaceuticals Pty Ltd, which is responsible for the business of galenicals (traditional medicines which pharmacists prepare from original ingredients), branded over-the-counter pharmaceuticals and contract manufacturing.

2002 PRODUCT RANGE

Milton Pharmaceuticals made some significant, positive changes to its product range during 2002. It completed the rationalisation of the galenicals product range under the Gold Cross and David Craig brands. It negotiated the rights to use the Gold Cross brand under licence from the Pharmacy Guild of Australia for a further five years. It redefined and refocused the company's product range to five key market segments: Therapeutics, Personal Care, Dietary Supplements, Milton Baby Care/Hygiene, and Contract Manufacturing. This provides a platform for the introduction of new product initiatives that further strengthen our position in these market segments.

MILTON PHARMACEUTICALS – TOTAL REVENUE

$ millions - Year ended 30 June


2002
16.8
2001
11.7
2000
11.2
1999
9.7

DIRECTION & OPERATIONS

During the year Milton Pharmaceuticals made good progress in improving market focus, investing to increase resources in marketing and sales. In the first half of the financial year management and staff successfully concluded the integration of the Milton branded business into the operation. The results experienced in the second half of 2002 were excellent, with a strong and stable platform established from which to realise further business gains in 2003 and beyond.

In January 2002 Milton Pharmaceuticals moved into a new national sales, administration and distribution facility in Brisbane, adjacent to our existing Carole Park production facility. This provided space for growth, in addition to providing a more contemporary face for the business that better reflects the profile being developed in the marketplace.

COMPANY STRUCTURE

In order to successfully achieve the planned growth of Milton Pharmaceuticals management has placed great emphasis on creating and maintaining business processes and systems that are robust, and flexible enough to support the planned business development. Significant progress was made in this area, and this is reflected both in the internal operational efficiencies realised, and in the positive feedback received from recent ISO, TGA and financial audits.

In 2002, management made a concerted effort to recruit high calibre personnel to fill key positions in >>

The MILTON Method

Why is your Baby's Hygiene so important?

In the first 12 months of life, before your baby builds its immunity, the risk of gastro-enteritis and other illnesses from germs is high. This is why good hygiene is so important and this is where Milton can help. The Milton Method sterilises all feeding utensils keeping them absolutely safe and free from germs.

The 'MILTON' Method for treatment of infant feeding equipment

The 'MILTON' Method destroys all harmful germs and provides storage and continuous protection for:

- Bottles, teats and caps.
- Dummies and teething rings
- Containers for storing and freezing puree foods
- Plastic spoons and plates



Wash hands. Separate components. Rinse with cold water immediately after use.



Using a bottle brush, wash utensils with warm water and detergent. Rub teats inside and out with salt, squeeze soapy water through teat holes. Rinse.



Fill the Milton Method Unit with water. Add Milton Antibacterial Solution or Antibacterial Tablets as directed. Always squeeze made up solution through teat holes.



Completely immerse equipment in solution. Eliminate all air bubbles. Cover with Milton submerger plate and lid to keep teat and dummies submerged. Store in Milton Solution between use - minimum 1 hour. Do not treat metal articles in Milton.



Wash hands before removing equipment. Drain (you can use the submerger plate as a draining tray). Do not rinse. Fill as required.



Every 24 hours wash the Milton Method Unit with warm water and detergent, do not use abrasive cleaners or scourers. Renew solution as directed.

the business in order to facilitate major change in business direction. These personnel increase Milton Pharmaceutical's commercial expertise, especially in the areas of business and brand development.

Key personnel recruited include:

- **Andrew Farrington - General Manager.** Andrew has a sales and marketing background with 10 years spent at Unilever
- **Lachlan McKinnon - Marketing Manager.** Lachlan has senior marketing and sales experience with Warner Lambert, Goodman Fielder and Kraft Foods
- **Ian Jones - International Business Manager.** Ian has worked in Australia with Searle Pharmaceuticals and has business development experience in health and beauty markets, both within Australia and throughout Asia
- **Robin Curran - National Sales Manager.** Robin has sales and management experience with Pharmacia, Searle and Glaxo Wellcome.

Further additions to the management team to focus on sales and profitability growth are planned and will be announced during the coming months.

BUSINESS GROWTH INITIATIVES

Milton Brand

The Milton anti-bacterial product ranges performed strongly during the past 12 months, achieving the sales revenue growth targets set at the time of acquisition. This growth was fuelled by 'The Milton Method' (see side bar story) product education process that targeted new mothers.

The InfaCare baby range has achieved solid initial results, with further brand development plans underway. However, the Nappy Sanitiser and Laundry Powder products, although of excellent quality, were unsuccessful largely due to difficulties experienced in achieving product differentiation in consumers' eyes in these highly competitive markets.

Detailed consumer research into brand extension possibilities is continuing, with several promising initiatives expected to develop into business building outcomes in the coming year.

New Product Development

New product development is key to a business like Milton Pharmaceuticals, and management has a number of projects underway, which address new product and sales channel opportunities. We have gained much experience in the past year on the process required to be successful in new products and will be applying that knowledge in our new





<< MILTON PHARMACEUTICALS NATIONAL SALES, ADMINISTRATION AND DISTRIBUTION FACILITY IN BRISBANE.

<< **THE MILTON PHARMACEUTICALS TEAM:** BACK ROW, LEFT TO RIGHT: IAN JONES, GRAEME HARLAND, JOHN GAMBLE, ANDREW FARRINGTON. FRONT ROW, LEFT TO RIGHT: TARUN RANIGA, GARY TURNER, ANNE GRICE, LACHLAN MCKINNON. NOT PICTURED: ROBIN CURRAN.

launches. These will be managed at a lower risk profile than the launches which occurred last year.

Pharmacy Channel Distribution

In the second half of 2002, Milton Pharmaceuticals adopted a more aggressive sales approach in the pharmacy market, employing a direct field sales team in the Victorian market to complement our Queensland sales team. Sales and distribution results were strong, and continue to be realised. Further investment will be made in our field sales team during the coming year to strengthen our position as the leading provider of service galenicals to the Australian pharmacy market and to leverage this resource for our over-the-counter branded product lines.

International Business

When Milton Pharmaceuticals purchased the Milton brand in March 2001, it also bought the brand rights to Singapore, Malaysia, Indonesia and several other South East Asian markets. Consequently, this is a strong focus area for business growth. Good progress is being made in establishing strong relationships with major distributors in Singapore and Malaysia, and Indonesia will follow closely behind. Keen interest is also being registered for our products from: China, Hong Kong, Taiwan and Vietnam. The New Zealand business continues to grow strongly, with further developments in the pipeline to extend the products distributed and sold through our local partner.

OUTLOOK

The foundations for growth are being laid. This is being achieved by focusing on identifying market needs, establishing the requirements to satisfy those needs, and developing superior products and brands.

Our focus in the coming year will be on leveraging existing business capabilities, while planning and developing new, well-researched product entries.



A CASE STUDY IN
Milton's Hygienic Baby Bath & Baby Cleansing Lotion

<< **KASEY HANTON**
NEW MOTHER, BRISBANE, AUSTRALIA

A year ago Kasey Hanton gave birth to a baby boy, Tama.

Brisbane-based Kasey had tried several infant hygiene products at bath time, selecting on Milton's Hygienic Baby Bath and Baby Cleansing Lotion.

"I initially chose the baby bath product because the word hygiene caught my eye and it was better priced than the product I was using at the time. I was keen to use a baby bath that was both healthy and hygienic, and fitted my budget. Tama has sensitive skin and new mothers are encouraged to use a baby bath that is good for a baby's sensitive skin. Both Tama and I love the fresh smell of the baby bath."



Product distribution and availability will increase greatly during the next 12 months, supported by stronger marketing communication to existing and new customers.

Agenix operations will continue to be resourced in accordance with their ability to create value.

JEMAKA

Jemaka – This is a 100% owned subsidiary. Jemaka has a licence from Hoffman La Roche to manufacture an important product, recombinant TAQ polymerase (TAQ), used in the life sciences and research markets. It also imports other products for distribution with TAQ. We have entered into an arrangement with our distributor for them to sell TAQ both domestically and internationally which has proved both successful and profitable. The operations were simplified during the year and the administration functions were rationalised and transferred to the AGEN facility in Brisbane. Revenue increased 45% from $392,000 to $568,000 and profit increased from $115,000 to $162,000. The primary driver in the revenue growth was both the full year impact of price increases and increased export sales to Japan.

PHYTOPROTEIN

PhytoProtein – Agenix has a 27% equity interest in this Singapore based biotech company. During the year PhytoProtein has continued its research and development of 'next generation' plant cell expressions systems. These systems are to be used for the production of immunogenic proteins. Plant based production is expected to have significant advantages over animal based systems both from a yield and safety perspective. It is also expected to improve the sensitivity of antigens and the efficacy of vaccines.

In March this year PhytoProtein announced the placement of a 12.2% equity interest to Malaysian based investor Commerce Technology Ventures Sdn Bhd ("CTV") for S$389,169. This transaction effectively implied value of around A$3.4 million on PhytoProtein. Agenix's original equity investment was A$0.55 million. On this transaction valuation basis Agenix's investment would be valued at around A$0.9 million. More importantly the cash injection by CTV gave PhytoProtein additional working capital thereby allowing it to continue its research and development without any further cash injections by its founding shareholders including Agenix.

In last year's annual report Agenix announced that PhytoProtein had approached the Economic Development Board of Singapore for a grant. In late August 2002 it was confirmed that PhytoProtein had been successful in its grant application. The grant, which extends until the end of 2004 enabled recruitment of additional technical personnel in their Singapore operations and will facilitate the acceleration of their product development. It also adds further credibility to PhytoProtein's technology that develops proteins to use in kits for the diagnosis of infectious diseases like Malaria, Melioidosis, Typhoid, Tuberculosis and Dengue Fever.

INDUSTRIAL BIOSYSTEMS

Industrial Biosystems – During the year we undertook an extensive commercial review of IBS's key technology (i.e. the B230 project). It was decided that it would be necessary to invest substantial resources and cash into this project in order to fully exploit its commercial opportunities. Agenix assessed its risk/reward profile and decided to concentrate its resources in its two commercial operations (i.e. AGEN and Milton Pharmaceuticals) and further develop its lead R&D project (i.e. ThromboView®). Based on this strategic decision it was decided to close the Perth operation, redeploy the assets and cease any further research and development of the B230 project. We have written-off the deferred research and development in this year's results. However, we will continue to seek exploitation of this technology when appropriate.

People remain our most important asset.

PEOPLE

Agenix's recruitment policy is based on the principle of appointing the best possible person to each position, irrespective of age, race, religion or family status.

The Company's policy is that all new employees undergo induction training in the first few days of their appointment followed up by safety, quality and anti-discrimination training as soon as practicable afterwards.

The Company endeavours to ensure all personnel have the necessary training and qualification or experience to perform their assigned duties accordingly.

EMPLOYEE OPTIONS PLAN

Last year the Company introduced an employee options plan (EOP) that was open to all Agenix staff. The EOP aims to provide staff with a way to participate in the benefits that their efforts deliver to the Company, and to align staff and Company goals. The plan was well received and Agenix believes that it was a contributing factor in the excellent results achieved this past year. It is the Company's intention to continue the offering of options to all employees in the future.



<< ON MARCH 15, STAFF AT MILTON PHARMACEUTICALS PARTICIPATED IN THE WORLD'S GREATEST SHAVE, AN ANNUAL FUNDRAISER FOR THE LEUKAEMIA FOUNDATION. FOUR VOLUNTEERS (IAN, FRANK, TARUN AND GRAEME) WERE SHAVED, AND JACKIE HAD HER HAIR COLOURED. TO ADD SOME MORE EXCITEMENT TO THE EVENT, THE STAFF WERE CALLED ON TO SHARE THE SHAVING AND COLOURING DUTIES, WHICH THEY DID WITH RELISH. THE EVENT WAS VERY WELL SUPPORTED BY MILTON PHARMACEUTICALS STAFF, FAMILIES AND FRIENDS, WITH OVER $1,200 BEING RAISED.

HEALTH AND SAFETY

Agenix is committed to providing a healthy and safe workplace for all employees and visitors.

The Company's policy is to address accident prevention and control, hazard control and rehabilitation control as a priority.

Occupational health and safety is both an individual and shared responsibility of all employees. The Company places occupational health and safety on a priority equal to production.

The Company's Occupational Health and Safety Committee endeavours to reach consensus through the process of joint consultation and works together with all employees in managing occupational health and safety in the workplace.

The Company maintains systems to:

- Integrate occupational health and safety into all aspects of the workplace;
- Promote communication about occupational health and safety as a normal component of all aspects of work;
- Plan, develop, implement and monitor an occupational health and safety program;
- Take effective action to provide and maintain a healthy and safe workplace; and
- Provide information, training and instructions to enable employees to perform their duties effectively and safely.

The Board of Directors of Agenix Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business affairs of Agenix on behalf of the shareholders by whom they are elected and to whom they are accountable. In considering the issue of corporate governance the Board is cognisant of the fact that the Board consists presently of only four members.

COMPOSITION OF THE BOARD

The composition of the Board is determined in accordance with the following principles and guidelines:

- The Board should comprise directors with an appropriate range of qualifications and expertise; and
- The Board shall meet as frequently as deemed necessary and follow meeting guidelines to ensure all directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

The Directors in office as at the date of this statement are:

NAME	POSITION
Ravindran Govindan	Executive Chairman
Wong Fong Fui	Non-executive Director
Mark Carnegie	Non-executive Director
Katherine Woodthorpe	Non-executive Director

COMMITTEES

The remuneration and terms and conditions for the Chief Executive Officer were reviewed and approved by the Executive Chairman. The remuneration and terms and conditions of Senior Executives were reviewed and approved by the Chief Executive Officer in consultation with the Executive Chairman.

During this year the Board established an Audit & Compliance Committee that comprises two non-Executive Directors, Mr Wong Fong Fui (Chairman) and Dr Katherine Woodthorpe. The Audit & Compliance Committee held a formal meeting at which the findings of the year end audit, conducted by the external auditor, were tabled for review and consultation. All significant matters were addressed at this time.

BOARD RESPONSIBILITIES

As the Board acts on behalf of shareholders and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders as well as regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks. The Board is responsible for and provides strategic direction of Agenix and guides and develops senior management. The Board establishes the goals and objectives of the group, creates a culture consistent with the vision set by the Board and evaluates opportunities presented to Agenix.

MANAGEMENT OF RISKS

The Board is responsible for the system of internal controls and for regularly reviewing its effectiveness. The principal aim of the system of internal controls is the management of business risks that are significant to Agenix. The system includes appropriate internal policies and procedures for accounting, financial and external reporting, funds management including management of currency risks, equal opportunity employment, environmental performance and asset protection. An annual insurance review is undertaken by management to identify and cover insurable risks. Internal control systems are based upon written procedures, policies and guidelines, organisational structures that provide an appropriate division of responsibility wherever practical and the careful selection of trained and qualified personnel.

MONITORING OF THE BOARD'S PERFORMANCE AND COMMUNICATION TO SHAREHOLDERS

In order to ensure the Board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Executive Chairman.

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to the shareholders through:

- Announcements made to the Australian Stock Exchange Limited, under continuous disclosure requirements of the listing rules;
- Shareholder newsletters;
- Postings to the Company's internet web site *www.agenix.com*;
- The Annual Report which is distributed to all shareholders;
- The Half-yearly Report which is lodged with the Australian Stock Exchange Limited; and
- The annual general meeting and other meetings called to obtain approval of Board action as appropriate.

» Financial Statements

TABLE OF CONTENTS

» Financial Overview

Years ended 30 June

The Agenix group recorded a strong result for the year. Sales revenue increased by 40% to $40.4 million and profit before tax increased by 8.3% to $4.2 million. Significantly, cash flow from operations (after R&D spend) increased from $1.0 million in 2000-01 to $5.7 million in 2001-02; an increase of $4.7 million or 479%.

The Agenix group continues to benefit from strong management of operating cash flows which have increased by a record amount. As a direct result cash reserves have increased from $3.5 million to $7.5 million. The company is in a solid financial position after two succeeding years of rationalisation, strong financial management and robust growth from AGEN. The group is poised for continued operational growth, and has sufficient cash reserves to continue its investment in its lead R&D project "ThromboView®".

During the year Agenix incurred material/significant costs of approximately $1.5 million ($0.9 million was "non-cash") that adversely impacted the results and are not expected to recur. They were the closure of the Perth office ($0.1 million), the costs of the Level 1 NASDAQ listing ($0.5 million), the write-down of investments ($0.4 million) and the write-off the of previously deferred research and development on the B230 enzyme project ($0.5 million). Additionally, the income tax expense was $4.0 million this year compared to an income tax credit in the prior year of $0.4 million. The increase was primarily due to the write-down of future income tax benefits associated with tax losses that were previously brought to account ($3.0 million). There was no income tax paid during the year.

Other significant financial and legal developments during 2001-02 included the consolidation of the group's banking requirements into one facility with Westpac, the successful management of AGEN's foreign exchange earnings through US dollar put options and the positive outcome from the Resource & Industry litigation.

A portion of the facility negotiated with Westpac was utilised for the acquisition of the Milton brand name. This portion has a six year term with quarterly payments designed to match the earnings produced by the acquired Milton antibacterial range of products.

The legal case brought against Resource & Industry Limited (a 100% Agenix subsidiary) was successfully defended and the Supreme Court ruled in favour of the subsidiary and a former director. The plaintiff has appealed against the decision, however, the company believes that it has a strong case and will continue to defend the action.

FINANCIAL HIGHLIGHTS years ended 30 June	1999 $'000	2000 $'000	2001 $'000	2002 $'000
Sales Revenue	**18,231**	**26,159**	**28,906**	**40,422**
Growth		43%	11%	40%
Profit Before Tax	**1,074**	**382**	**3,836**	**4,154**
Growth		-64%	904%	8%
Percent of revenue	5.9%	1.5%	13.3%	10.3%
Profit After Tax	1,074	3,434	4,172	161
Growth		220%	21%	-96%
Percent of revenue	5.9%	13.1%	14.4%	0.4%
EBIT	**1,419**	**949**	**4,287**	**4,482**
Growth		-33%	352%	5%
Percent of revenue	7.8%	3.6%	14.8%	11.1%
Interest on borrowings	338	508	384	228
Interest cover (times)	4.2	1.9	11.2	19.7
EBITDA	2,197	2,409	5,866	6,483
Growth		10%	144%	11%
Percent of revenue	12.1%	9.2%	20.3%	16.0%
Research & Development Costs	2,225	1,599	2,409	3,400
Growth		-28%	51%	41%
Percent of revenue	12.2%	6.1%	8.3%	8.4%
Cash Flow from Operations before R&D	**3,772**	**2,513**	**3,390**	**9,080**
Growth		-33%	35%	168%
Percent of revenue	20.7%	9.6%	11.7%	22.5%
Borrowings (interest bearing)	3,800	5,294	3,951	3,740
Percent of NTA	35.3%	37.0%	16.7%	15.6%
Net Cash Surplus/(Deficit)	462	(4,818)	(451)	3,759
Percent of NTA	4.3%	-33.7%	-1.9%	15.7%
Net Tangible Assets	10,752	14,306	23,691	23,969
NTA per share (cents)	9.4	12.1	15.4	15.6
Shareholder Funds	15,422	21,650	34,385	34,696
Profit before tax/ shareholder funds	7.0%	1.8%	11.2%	12.0%
Profit Before Tax Per Share - undiluted (cents)	0.70	0.25	2.50	2.69
Growth		-64%	904%	8%
Earnings Per Share - undiluted (cents)	0.98	2.96	3.12	0.10
Growth		202%	5%	-97%

Footnotes:

1. The reduction in EPS in 2001-02 was primarily caused by the utilisation of prior tax effected losses and the write-off of tax losses previously brought to account. There was no income tax paid during the year.
2. On a before tax and before material/significant items basis the EPS increased from 3.08 cents per share in 2000-01 to 3.66 cents per share in 2001-02 (i.e. up 18.8%).
3. EPS calculations are as defined for the ASX listing rules.

» Directors' Report

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2002.

Directors

The names and details of the Directors of the Company in office during the year and until the date of this report are:

Mr Ravindran Govindan LLB (Hons)

Executive Chairman. Appointed 13 June 2000.

Mr Wong Fong Fui B Eng(Chem)

Non-executive Director. Appointed 11 August 2000.

Mr Mark Carnegie BSc (Hons) BA (Hons)

Non-executive Director. Appointed 17 November 2000. Re-elected 30 November 2001.

Dr Katherine Woodthorpe PhD FAICD

Non-executive Director. Appointed 21 Jun 2001. Re-elected 30 November 2001.

Mr James Henderson BCom FCA

Non-executive Director. Resigned 13 September 2001.

Details of Directors' qualifications and experience are provided on page 4.

Principal Activities

The principal activities of the consolidated entity during the financial year were:
- Research, development, manufacture and sale of veterinary and medical diagnostic products and technologies;
- Manufacture and sale of pharmaceutical and neutriceutical products;
- Biotechnology research and development; and
- Manufacture and sale of biochemicals.

There were no significant changes in the nature of the principal activities during the financial year.

Operating Results

The consolidated operating profit of the consolidated entity, after income tax and eliminating outside equity interests, for the financial year ended on 30 June 2002 was $161,000 (2001: $4,172,000).

Dividends Paid or Proposed

No dividend has been paid or is proposed by the Company in relation to the year ended 30 June 2002 (2001: $nil).

Review of Operations, Likely Developments and Expected Results

A review of operations of the consolidated entity during the period, the results of those operations, the change in the state of affairs and the likely development in the operations of the consolidated entity are set out in the Executive Chairman and CEO Statement. Other than as referred to in this report, further information in likely developments in the operations of the consolidated entity would, in the opinion of the Directors, be speculative and may hinder the consolidated entity in the achievement of its commercial objectives.

Interests in the Shares and Options of the Company

As at the date of this report the interests of the Directors in the shares and options of the Company were:

	Ordinary Shares	Options Expiry 19/07/2007
Ravindran Govindan	3,950,000	300,000
Wong Fong Fui	2,500,000	-
Mark Carnegie	-	75,000
Katherine Woodthorpe	-	75,000

» Directors' Report

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs in the consolidated entity during financial year.

Significant Events Subsequent to Balance Date

The Directors are not aware of any events subsequent to balance date having a material impact on the financial statements.

Share Options

At the end of the year, there were 9,000,000 unlisted options exercisable at 55 cents, expiring on 30 January 2003, 250,000 unlisted options exercisable at 40 cents, expiring on 30 November 2004, 4,106,000 unlisted employee options exercisable at 33 cents, expiring 19 July 2007 and 75,000 unlisted employee options exercisable at 44 cents, expiring 19 July 2007. Refer to Note 21 for further details.

Directors' and Executive Officers' Emoluments

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is as follows:

- The remuneration structure of executive officers seeks to emphasise payment for results by providing various reward schemes, including incentive payments on the achievement of sales and profit targets.
- The objective of the reward schemes is to reinforce both the short and long term goals of the Company and to provide a common interest between management and shareholders.

Directors – Parent Entity

The emoluments of each director of the parent entity are set out below:

	ANNUAL EMOLUMENTS					LONG TERM EMOLU-MENTS	TOTAL	EMPLOYEE OPTIONS AS AT 30 JUNE 2002
	Salary	Directors Fees	Incentive	Non-cash Benefits	Consulting Fees	Super-annuation	$	Number
R Govindan	-	50,000	-	-	-	4,000	54,000	300,000
F F Wong	-	20,000	-	-	-	1,600	21,600	-
M Carnegie	-	20,000	-	-	-	1,600	21,600	75,000
K Woodthorpe	-	20,000	-	-	-	1,600	21,600	75,000
J G Henderson	-	4,054	-	-	-	324	4,378	75,000

Executive Officers – the Company and the Consolidated Entity

The emoluments of each of the five most highly remunerated executive officers of the consolidated entity, other than executive directors of the consolidated entity, are set out below:

	ANNUAL EMOLUMENTS					LONG TERM EMOLU-MENTS	TOTAL	EMPLOYEE OPTIONS AS AT 30 JUNE 2002
	Salary	Directors Fees	Incentive	Non-cash Benefits	Consulting Fees	Super-annuation	$	Number
D Home	167,000	-	91,630	-	-	20,000	278,630	500,000
J Carter	143,000	-	25,800	-	-	28,990	197,790	400,000
R Richards	119,034	-	31,242	-	-	28,732	179,008	400,000
M Gerometta	101,826	-	11,576	-	-	13,934	127,336	215,000
I Bennett	98,628	-	4,000	13,679	-	7,828	124,135	60,000

The Employee Options were issued under the plan approved by shareholders on 8 June 2001. The value of each option using the "tax value method" is 3.43 cents per option. This amount has not been charged to the accounts.

» Directors' Report

Directors' Meetings

During the year, six directors' meetings were held.

The number of meetings in which Directors were in attendance is as follows:

	DIRECTORS' MEETINGS	
	Number of Meetings Held While in Office	Meetings Attended
R Govindan	6	6
F F Wong	6	6
M Carnegie	6	4
K Woodthorpe	6	6
J G Henderson	1	-

Indemnification and Insurance of Directors and Officers

During the year, the consolidated entity has paid premiums in respect of a contract insuring all of the Directors and officers of the consolidated entity against a liability incurred in their role as Directors and officers of the consolidated entity, except where:

(a) The liability arises out of conduct involving a wilful breach of duty; or

(b) There has been a contravention of Sections 182 or 183 of the Corporations Act 2001.

The total amount of insurance contract premiums paid for Directors' and Officers' Liability and Company Reimbursement cover was $46,207 (2001: $39,756). This amount has not been included as part of Directors and officers remuneration in Note 5.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Agenix Limited support and have adhered to the principles of corporate governance. The Company's corporate governance statement is on page 20.

Environmental Regulation and Performance

The consolidated entity holds any necessary licences issued by the relevant environmental protection authorities. These licences specify limits and regulate the management of discharges to the air and storm water run-off associated with the production processes and storage of any hazardous materials.

There have been no significant known breaches of the consolidated entity's licence conditions.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company in ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors.



Ravindran Govindan

EXECUTIVE CHAIRMAN

27 September 2002

» Statement of Financial Performance

For the year ended 30 June 2002

	NOTES	CONSOLIDATED ENTITY 2002 $'000	CONSOLIDATED ENTITY 2001 $'000	AGENIX LIMITED 2002 $'000	AGENIX LIMITED 2001 $'000
Sales revenue	2	40,422	28,906	-	-
Cost of sales		(19,262)	(13,129)	-	-
Gross profit		21,160	15,777	-	-
Other revenues from ordinary activities	2	329	501	4,762	2,875
Distribution expenses		(1,504)	(757)	-	-
Marketing expenses		(5,998)	(4,240)	-	-
Occupancy and administration expenses		(5,179)	(4,065)	(2,155)	(1,400)
Research and development expenses		(1,345)	(1,489)	-	-
Borrowing costs expense	3	(328)	(451)	(228)	(89)
Other expenses from ordinary activities		(2,981)	(1,440)	(864)	(278)
Profit from ordinary activities before income tax (expense)/benefit	3	4,154	3,836	1,515	1,108
Income tax (expense)/benefit relating to ordinary activities	4	(3,993)	365	(428)	110
Net profit		161	4,201	1,087	1,218
Net profit attributable to outside equity interests	1(b)	-	(29)	-	-
Net profit attributable to members of Agenix Limited	22	161	4,172	1,087	1,218
Total changes in equity other than those resulting from transactions with owners attributable to members of Agenix Limited		161	4,172	1,087	1,218

		CENTS PER SHARE 2002	CENTS PER SHARE 2001
Basic earnings per share (cents per share)	7	0.10	3.12
Diluted earnings per share (cents per share)	7	0.10	3.12

The accompanying notes form part of these financial statements.

» Statement of Financial Position

As at 30 June 2002

	NOTES	CONSOLIDATED ENTITY 2002 $'000	CONSOLIDATED ENTITY 2001 $'000	AGENIX LIMITED 2002 $'000	AGENIX LIMITED 2001 $'000
Current Assets					
Cash assets	9	7,499	3,500	5,415	2,766
Receivables	10	6,061	8,269	-	43
Inventories	11	6,125	4,259	-	-
Other financial assets	12	-	942	-	878
Deferred tax assets	4	299	255	137	113
Other	16	419	183	206	22
Total Current Assets		20,403	17,408	5,758	3,822
Non-current Assets					
Receivables	10	211	-	26,301	13,363
Other financial assets	12	1,327	877	21,900	21,476
Property, plant and equipment	14	8,193	8,655	92	70
Intangible assets	15	10,727	10,694	-	-
Deferred tax assets	4	2,262	5,482	59	-
Other	16	2,490	922	64	-
Total Non-current Assets		25,210	26,630	48,416	34,909
Total Assets		45,613	44,038	54,174	38,731
Current Liabilites					
Payables	17	4,377	3,812	918	360
Interest-bearing liabilities	18	954	969	720	-
Provisions	19	541	593	38	3
Other	20	50	-	111	-
Total Current Liabilities		5,922	5,374	1,787	363
Non-current Liabilities					
Payables	17	-	-	22,840	13,129
Interest-bearing liabilities	18	3,464	3,550	3,020	-
Provisions	19	600	433	36	-
Deferred tax liabilities	4	920	296	21	6
Other	20	11	-	-	-
Total Non-current Liabilities		4,995	4,279	25,917	13,135
Total Liabilities		10,917	9,653	27,704	13,498
Net Assets		34,696	34,385	26,470	25,233
Equity					
Contributed equity	21	36,515	36,365	36,515	36,365
Accumulated losses	22	(1,819)	(1,980)	(10,045)	(11,132)
Total Equity		34,696	34,385	26,470	25,233

The accompanying notes form part of these financial statements.

» Statement of Cash Flows

For the year ended 30 June 2002

	NOTES	CONSOLIDATED ENTITY 2002 $'000	CONSOLIDATED ENTITY 2001 $'000	AGENIX LIMITED 2002 $'000	AGENIX LIMITED 2001 $'000
Cash Flows from Operating Activities					
Receipts from customers		43,397	26,489	-	-
Payments to suppliers and employees		(35,667)	(22,901)	(2,134)	(1,164)
Interest received		228	109	109	113
Borrowing costs		(391)	(451)	(279)	(89)
Net income tax refunded/(paid)		168	(1,343)	-	-
Net Cash Provided By/(Used In) Operating Activities	8(a)	7,735	1,903	(2,304)	(1,140)
Cash Flows from Investing Activities					
Loans from/(to) controlled entity		-	-	1,371	(3,501)
Proceeds from sale of property, plant and equipment		230	43	-	-
Proceeds from sale of investments		66	-	66	-
Proceeds from sale of controlled entity	13(b)	10	-	72	-
Purchase of property, plant and equipment		(944)	(535)	(21)	(21)
Purchase of investments		-	(552)	-	(4)
Purchase of other non-current assets		(2,505)	(4,162)	(64)	-
Loan to Director related entity		(211)	-	(211)	-
Net Cash Provided By/(Used In) Investing Activities		(3,354)	(5,206)	1,213	(3,526)
Cash Flows from Financing Activities					
Proceeds from issue of shares		-	8,011	-	8,011
Proceeds from borrowings		4,280	450	4,280	450
Repayment of borrowings		(4,442)	(2,060)	(540)	(1,200)
Net Cash Provided By/(Used In) Financing Activities		(162)	6,401	3,740	7,261
Net increase/(decrease) in cash held		4,219	3,098	2,649	2,595
Add opening cash brought forward		3,280	182	2,766	171
Closing Cash Carried Forward	9	7,499	3,280	5,415	2,766

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the year ended 30 June 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporation Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention except for current listed shares, certain buildings and certain leasehold improvements, which are held at Directors' valuation.

The accounting policies adopted are consistent with those of the previous year.

(b) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Agenix Limited (the parent company) and all entities that Agenix Limited controlled during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent has control.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(c) Foreign currency transactions and balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

Exchange differences arising on hedged transactions undertaken to hedge foreign currency exposures, other than those for the purchase and sale of goods and services, are brought to account in the profit from ordinary activities when the exchange rates change.

Any material gain or loss arising at the time of entering into hedge transactions is deferred and amortised in the profit from ordinary activities over the lives of the hedges.

Costs or gains arising at the time of entering hedged transactions for the purchase and sale of goods and services, and exchange differences that occur up to the date of purchase or sale, are deferred and included in the measurement of the purchase or sale. Gains and losses from speculative foreign currency transactions are brought to account in the profit from ordinary activities when the exchange rate changes.

All overseas operations are deemed integrated and dependent on Agenix Limited. The financial reports of overseas operations are translated using the temporal method and any exchange differences are recognised as revenue or expense in the statement of financial performance for the period.

(d) Cash and cash equivalents

Cash on hand and in banks short term deposits are stated at nominal value.

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.

(e) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

(f) Investments

Listed shares held for trading are carried at net market value. Changes in net market value are recognised as revenue or expense in the statement of financial performance for the period.

Any non-current investments are carried at the lower of cost and recoverable amount. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(g) Inventories

Inventories are measured at the lower of cost and net realisable value.

The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Raw materials are assigned on a first in, first out basis. Overheads are applied on the basis of normal operating capacity.

Notes to the Financial Statements

For the year ended 30 June 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Property, plant and equipment

Freehold land and buildings are measured on a cost basis, except where they have been revalued. At each reporting date, the value is reviewed to ensure that it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows, which will be received from the assets' employment and subsequent disposal. Cash flows have not been discounted to their present value in the determination of the recoverable amount of non-current assets.

All other classes of property, plant and equipment are measured at cost.

Where assets have been revalued, the potential effect of capital gains tax on disposal has not been taken into account in the determination of the revalued carrying amount. Where it is expected that a liability for capital gains tax will arise, the expected amount is disclosed by way of note.

Depreciation is provided on a straight-line basis on all property, plant and equipment, other than freehold land. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

CLASS OF FIXED ASSET	DEPRECIATION RATE
Buildings	2%
Leasehold improvements	4-10%
Plant and equipment	5-33%
Leased plant and equipment	15%

(i) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the consolidated entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the consolidated entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred. Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

(j) Intangibles

Goodwill is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is amortised on a straight line basis over the period of 20 years. The balance is reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written-off.

Brandnames are measured on the cost basis and licenses and registrations are measured on a cost basis and are amortised over the period of 20 years, except for the Japanese license which is amortised over a 10 year period, in which their benefits are expected to be realised.

(k) Research and development costs

Research and development costs are expensed to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once commercial production has commenced. Unamortised costs are reviewed at each balance date to determine any amount that is no longer recoverable and any amount is written-off.

(l) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

(m) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

(n) Provision for warranties

A provision for warranty is recognised for all products under warranty at the reporting date based on sales volume and past experience of the level of claims.

» Notes to the Financial Statements

For the year ended 30 June 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Employee entitlements

Provision is made for employee entitlement benefits arising from services rendered by employees to balance date.

Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the consolidated entity to employee superannuation funds and are expensed when incurred.

(p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(q) Revenue

Revenue from the sale of goods is recognised upon the shipment of goods to customers.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST).

(r) Taxes

Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain or reasonably certain respectively, of being realised.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of the goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from financing and investing activities, which is recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(s) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

(t) Comparative figures

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures as a result of the first-time application of revised Accounting Standards AASB 1005 "Segment Reporting".

» Notes to the Financial Statements

For the year ended 30 June 2002

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Revenue from the sale of goods	37,490	27,802	-	-
Revenue from royalties and licenses	2,932	1,104	-	-
Total revenues from operating activities	40,422	28,906	-	-
Revenue from non-operating activities				
Profit on disposal of subsidiary	10	-	-	-
Profit on disposal of non-current assets	-	43	-	-
Interest from controlled entity	-	-	356	50
Interest from other corporations	238	109	109	66
Grants and development funding	55	-	-	-
Management fee – controlled entities	-	-	4,297	2,733
Other revenue	26	349	-	26
Total revenues from non-operating activities	329	501	4,762	2,875
Total revenues from ordinary activities	40,751	29,407	4,762	2,875
3. EXPENSES AND LOSSES/(GAINS)				
(a) Expenses				
Borrowings costs				
Commercial loan	228	384	228	89
Finance lease	100	67	-	-
Total borrowing costs	328	451	228	89
Depreciation of non-current assets				
Buildings	100	119	-	-
Plant and equipment	654	602	19	17
Leased plant and equipment	214	196	-	-
Total depreciation	968	917	19	17
Amortisation of non-current assets				
Leasehold improvements	433	219	-	-
Goodwill on consolidation	28	9	-	-
Patents and trademarks	572	434	-	-
Total amortisation	1,033	662	-	-
Foreign currency translation losses	154	385	-	-
Bad and doubtful debts – trade debtors	15	6	-	-
Operating lease rental – minimum lease payments	244	95	-	-
Write down of inventories to net realisable value	972	713	-	-
(b) Losses/(gains)				
Loss on disposal of non-current assets	20	-	-	-
(c) Material/significant items				
The following significant expense items are relevant in explaining the financial performance of the entity, and have been included in Other expenses from ordinary activities in the statement of financial performance:				
Closure of office in Perth	90	-	-	-
Costs associated with ADR facility	481	-	481	-
Write-down listed investments to realisable value	422	278	383	278
Write-down the B-230 Project costs deferred in prior year	487	-	-	-
	1,480	278	864	278

Notes to the Financial Statements

For the year ended 30 June 2002

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
4. INCOME TAX				
The prima facie income tax on profit from ordinary activities before income tax is reconciled to the income tax provided in the financial statements as follows:				
Prima facie tax payable on profit from ordinary activities before income tax at 30% (2001: 34%)	1,246	1,304	455	377
Tax effect of permanent differences				
Add:				
Non-allowable items	382	69	116	8
Adjustment to future income tax benefit and provision for deferred income tax for change in company tax rate from 34% to 30%	-	792	-	14
Less:				
Allowable items	(408)	(586)	(6)	-
Recoupment of prior years tax losses not previously brought to account	(200)	(536)	(127)	(509)
Current year tax losses transferred to parent	-	-	(10)	-
Future income tax benefits brought to account	-	(1,408)	-	-
Future income tax benefits arising from tax losses of prior years, written-off	2,973	-	-	-
Income tax expense/(benefit) attributable to operating profit/(loss) before income tax	3,993	(365)	428	(110)
(a) Tax losses were transferred for $nil consideration (2001: $nil)				
(b) Deferred tax assets and liabilities				
Future income tax benefit – current	299	255	137	113
Future income tax benefit – non-current	2,262	5,482	59	-
Provision for deferred income tax – non-current	920	296	21	6
(c) The future income tax benefit is made up of the following estimated tax benefits:				
Tax losses	1,776	5,204	-	-
Timing differences	785	533	196	113
	2,561	5,737	196	113

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $	2001 $	2002 $	2001 $
(d) Future income tax benefit arising from tax losses of a controlled entity not brought to account at reporting date as realisation of the benefit is not regarded as virtually certain	1,750	-	-	-
Future income tax benefits arising from timing differences not brought to account at reporting date as realisation of the benefit is not regarded as reasonably certain	1,223	-	-	-

These future income tax benefits will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $	2001 $	2002 $	2001 $
5. REMUNERATION AND RETIREMENT BENEFITS				
(a) Remuneration of Directors				
Income paid or payable to all Directors of each entity in the consolidated entity by the entities of which they are Directors and any related parties	325,186	446,023		
Income paid or payable to all Directors of Agenix Limited by Agenix Limited and any related parties			123,178	267,400

	Number	Number
Number of Agenix Limited Directors whose income from Agenix Limited and any related parties was within the following bands:		
$0 – $9,999	1	4
$10,000 – $19,999	-	2
$20,000 – $29,999	3	1
$50,000 – $59,999	1	1
$140,000 – $149,999	-	1

In accordance with Accounting Standard AASB 1017 "Related Party Disclosures", any person required to be a director of a wholly-owned controlled entity in order to discharge his or her duties as an executive officer of Agenix Limited is excluded from the determination of Directors' remuneration.

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $	2001 $	2002 $	2001 $
(b) Remuneration of Executives				
Remuneration received or due and receivable by executive officers of the consolidated entity, from entities in the consolidated entity and any related entities for management of the affairs of the consolidated entity, whose remuneration is $100,000 or more	1,482,954	1,013,868		
Remuneration received or due and receivable by executive officers of Agenix Limited, from Agenix Limited and any related parties for management of the affairs of Agenix Limited and its subsidiaries whose income is $100,000 or more			476,420	117,906

	Number	Number	Number	Number
The number of executive officers whose income was within the following bands:				
$100,000 – $109,999	1	1	-	-
$110,000 – $119,999	3	4	-	1
$120,000 – $129,999	3	-	-	-
$140,000 – $149,999	-	3	-	-
$170,000 – $179,999	1	-	-	-
$190,000 – $199,999	1	-	1	-
$270,000 – $279,999	1	-	1	-

» Notes to the Financial Statements

For the year ended 30 June 2002

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $	2001 $	2002 $	2001 $
6. AUDITOR'S REMUNERATION				
Amounts received or due and receivable by Ernst & Young for:				
An audit or review of the financial report of the entity and any other entity in the consolidated entity	57,000	-	9,104	-
Auditing associated with ADR facility	131,470	-	131,470	
Other services in relation to the entity and any other entity in the consolidated entity	15,450	-	15,450	-
	203,920	-	156,024	-
Amounts received or due and receivable by auditors other than Ernst & Young for:				
An audit or review of the financial report of the entity and any other entity in the consolidated entity	22,440	83,882	5,140	27,000
Other services in relation to the entity and any other entity in the consolidated entity	25,000	27,500	25,000	2,000
	47,440	111,382	30,140	29,000
	251,360	111,382	186,164	29,000

	CONSOLIDATED ENTITY	
	2002 $'000	2001 $'000
7. EARNINGS PER SHARE		
The following reflects the income and share data used in the calculation of basic and diluted earnings per share:		
Earnings used in calculating basic and diluted earnings per share	161	4,172

	CONSOLIDATED ENTITY	
	Number of shares	Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	154,137,235	133,678,704
Effect of dilutive securities:		
Share options	-	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	154,137,235	133,678,704

» Notes to the Financial Statements

For the year ended 30 June 2002

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
8. CASH FLOW INFORMATION				
(a) Reconciliation of cash flows from operations with profit from ordinary activities after income tax				
Net profit	161	4,172	1,087	1,218
Non-cash items				
Amortisation and depreciation	2,001	1,579	19	17
Intercompany charges	-	-	(4,393)	(2,750)
Write down carrying value of investments	422	279	384	279
Write-back B-230 Project costs	487	-	-	-
Movement in income taxes payable	(41)	-	-	-
Losses on sale of property, plant and equipment	20	11	-	2
Losses/(profits) on sale of investments	(4)	-	6	-
Changes in assets and liabilities				
Decrease/(increase) in receivables	1,547	(3,438)	(12)	(34)
Decrease/(increase) in prepayments	74	(41)	(129)	13
Decrease/(increase) in inventories	(1,911)	191	-	-
Decrease/(increase) in future income tax benefit	3,176	(588)	(83)	(34)
Increase/(decrease) in payables	1,008	(83)	731	159
Increase/(decrease) in provisions	171	106	71	(6)
Increase/(decrease) in deferred income tax liability	624	(285)	15	(4)
Net cash provided by/(used in) operating activities	7,735	1,903	(2,304)	(1,140)
(b) Non-cash financing and investing activities				
(i) Aggregate fair value of plant and equipment acquired by means of finance leases which amount was not reflected in the statements of cash flows	412	126	-	-
(ii) Advisory services relating to the ADR facility, were partly paid for through an issue of 500,000 ordinary shares at 30 cents per share	150	-	-	-
(c) Financing facilities available				
At balance date, the following financing facilities had been negotiated and were available:				
Total facilities				
Bank overdraft	-	250	-	-
Bank loans	3,000	5,581	3,000	1,850
Commercial bill	3,740	-	3,740	-
Facilities used at balance date				
Bank overdraft	-	220	-	-
Bank loans	-	3,731	-	-
Commercial bill	3,740	-	3,740	-
Facilities unused at balance date				
Bank overdraft	-	30	-	-
Bank loans	3,000	1,850	3,000	1,850
9. RECONCILIATION OF CASH				
Cash at bank	2,248	505	424	133
Deposits at call	5,251	2,933	4,991	2,633
Fixed term deposit	-	62	-	-
	7,499	3,500	5,415	2,766
Bank overdraft	-	(220)	-	-
	7,499	3,280	5,415	2,766

» Notes to the Financial Statements

For the year ended 30 June 2002

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
10. RECEIVABLES				
Current				
Trade debtors	5,726	7,402	-	-
Provision for doubtful debts	(107)	(96)	-	-
	5,619	7,306	-	-
Receivable from ATO	442	835	-	-
Sundry debtors	-	128	-	43
	6,061	8,269	-	43
Non-current				
Amounts receivable from controlled entities	-	-	31,875	19,148
Provision for non-recovery	-	-	(5,785)	(5,785)
	-	-	26,090	13,363
Loan to Director related entity (refer Note 28(b))	211	-	211	-
	211	-	26,301	13,363
Foreign currency receivables not effectively hedged				
Japanese Yen	-	6,079	-	-
US Dollars	1,554	1,942	-	-
11. INVENTORIES				
Current				
Raw materials at cost	1,952	1,883	-	-
Provision for diminution	(131)	(111)	-	-
Raw materials at lower of cost and net realisable value	1,821	1,772	-	-
Work in progress at cost	1,616	1,207	-	-
Provision for diminution	(65)	(64)	-	-
Work in progress at lower of cost and net realisable value	1,551	1,143	-	-
Finished goods at cost	2,835	1,558	-	-
Provision for diminution	(82)	(214)	-	-
Finished goods at lower of cost and net realisable value	2,753	1,344	-	-
Total inventories at cost	6,403	4,648	-	-
Total provision for diminution	(278)	(389)	-	-
Total inventories at lower of cost and net realisable value	6,125	4,259	-	-

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
12. OTHER FINANCIAL ASSETS				
Current				
Shares in listed corporations at cost	-	1,156	-	1,156
Provision for diminution	-	(278)	-	(278)
	-	878	-	878
Shares in other corporations at cost	-	959	-	-
Provision for diminution	-	(895)	-	-
	-	64	-	-
	-	942	-	878
Non-current				
Shares in controlled entities at cost	-	-	26,846	26,846
Provision for diminution	-	-	(5,370)	(5,370)
	-	-	21,476	21,476
Shares in listed corporations at cost	4,491	3,405	1,086	-
Provision for diminution	(3,776)	(3,076)	(662)	-
	715	329	424	-
Shares in other corporations at cost	1,507	548	-	-
Provision for diminution	(895)	-	-	-
	612	548	21,900	-
	1,327	877	21,900	21,476
Aggregate market value of listed investments	443	991	352	858

The Directors considered the carrying value of the listed investments at 30 June 2002, net of any provision, and determined no further provision for write-down is necessary. Listed shares are readily saleable with no fixed terms. There would be no capital gains tax payable if these assets were sold at the reporting date.

» Notes to the Financial Statements

For the year ended 30 June 2002

	INVESTMENT IN ORDINARY SHARES AT COST		PERCENTAGE OWNED	
	2002 $	2001 $	2002 %	2001 %
13. CONTROLLED ENTITIES				
(a) Controlled entities of Agenix Limited				
Agen Limited	11,810,000	11,810,000	100	100
Agen Biomedical Limited	-	-	100	100
Agen International Limited	-	-	100	100
Agen Inc	-	-	100	100
Agen R&D Syndicate Pty Ltd	-	-	100	100
Biotech International Investments Ltd	4,849,795	4,849,795	100	100
Milton Pharmaceuticals Pty Ltd	-	-	100	100
Biotech Pharmaceuticals Pty Ltd	-	-	100	100
Wille Labs Generics Pty Ltd	-	-	100	100
Milton Australia Pty Ltd	-	-	100	100
Biotech Pharmaceuticals Australia Pty Ltd	-	-	100	100
Industrial Biosystems Pty Ltd	6	6	100	100
ACE R&D No. 1 Pty Ltd	-	-	100	100
Biopulp Research & Development Pty Ltd	2	2	100	100
Resource & Industry Limited	10,186,192	10,186,192	100	100
HCL Nominees Pty Ltd	-	-	100	100
Jemaka Pty Ltd	-	-	100	100
Westar Capital Limited	-	-	-	100
Agenix Asia Pacific Pte Ltd	2	-	100	-
	26,845,997	26,845,995		

All the controlled entities were incorporated in Australia except Agen Inc., which was incorporated in the USA and Agenix Asia Pacific Pte Ltd, which was incorporated in Singapore.

(b) On 26 April 2002 100% of Westar Capital Limited was sold by the consolidated entity. The aggregate gain for the consolidated entity resulting from the sale was $10,000.

(c) Pursuant to Class Order 98/1418 dated 5 May 1999, relief has been granted to all the above controlled entities of Agenix Limited, except for Milton Pharmaceuticals Pty Ltd and its subsidiaries, Agen Inc. and Agenix Asia Pacific Pte Ltd from the Corporations Act 2001 requirement for preparation, audit and lodgement of their financial reports. Agenix Limited and the controlled entities subject to the Class Order have entered into a Deed of Cross Guarantee (the "Closed Group"). The effect of the Deed is that Agenix Limited has guaranteed to pay any deficiency in the event of the winding up of the controlled entities and the controlled entities have guaranteed to pay any deficiency in the event of the winding up of Agenix Limited. Milton Pharmaceuticals Pty Ltd and its subsidiaries, Agen Inc. and Agenix Asia Pacific Pte Ltd are not subject to the Deed of Cross Guarantee.

» Notes to the Financial Statements

For the year ended 30 June 2002

	CLOSED GROUP	
	2002 $'000	2001 $'000
13. CONTROLLED ENTITIES (CONTINUED)		
The consolidated statements of financial performance and position of the entities which are members of the "Closed Group" are as follows:		
(a) Statement of Financial Performance		
Profit from ordinary activities before income tax	9,169	3,579
Income tax (expense)/benefit relating to ordinary activities	(2,324)	169
Profit from ordinary activities after income tax	6,845	3,748
Accumulated losses at the beginning of the year	(2,950)	(6,698)
Retained profits/(accumulated losses) at the end of the year	3,895	(2,950)
(b) Statement of Financial Position		
Current Assets		
Cash assets	7,105	3,500
Receivables	4,156	6,637
Inventories	3,046	2,317
Other financial assets	0	942
Deferred tax assets	299	255
Other	153	138
Total Current Assets	14,759	13,789
Non-current Assets		
Receivables	211	609
Property, plant and equipment	5,357	5,613
Intangible assets	5,693	5,432
Other financial assets	19,546	8,474
Deferred tax assets	314	1,866
Other	2,490	922
Total Non-current Assets	33,611	22,916
Total Assets	48,370	36,705
Current Liabilities		
Payables	2,278	2,038
Interest-bearing liabilities	781	109
Provisions	367	378
Deferred tax liabilities	-	-
Other	111	-
Total Current Liabilities	3,537	2,525
Non-current Liabilities		
Payables	-	-
Interest – bearing liabilities	3,093	136
Provisions	410	333
Deferred tax liabilities	920	296
Total Non-current Liabilities	4,423	765
Total Liabilities	7,960	3,290
Net Assets	40,410	33,415
Shareholders' Equity		
Contributed equity	36,515	36,365
Retained earnings/(accumulated losses)	3,895	(2,950)
Total Shareholders' Equity	40,410	33,415

» Notes to the Financial Statements

For the year ended 30 June 2002

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
14. PROPERTY, PLANT AND EQUIPMENT				
Freehold Land				
At cost	678	928	-	-
Buildings				
At cost	2,009	1,941	-	-
Accumulated depreciation	(409)	(340)	-	-
	1,600	1,601	-	-
At directors' valuation deemed to be cost	920	920	-	-
Accumulated depreciation	(440)	(409)	-	-
	480	511	-	-
Total buildings	2,080	2,112		
Leasehold Improvements				
At cost	3,295	2,953	-	-
Accumulated amortisation	(2,913)	(2,734)	-	-
	382	219	-	-
At directors' valuation deemed to be cost	2,492	2,492	-	-
Accumulated amortisation	(254)	-	-	-
	2,238	2,492	-	-
Total leasehold improvements	2,620	2,711		
Total land and buildings	5,378	5,751	-	-
Plant and Equipment				
At cost	7,167	6,663	95	97
Accumulated depreciation	(5,108)	(4,713)	(39)	(62)
	2,059	1,950	56	35
At directors' valuation deemed to be cost	-	77	-	-
Total plant and equipment	2,059	2,027	56	35
Furniture and Fittings				
At cost	375	695	54	50
Accumulated depreciation	(186)	(376)	(18)	(15)
Total furniture and fittings	189	319	36	35
Leased Plant and Equipment				
At cost	1,143	893	-	-
Accumulated depreciation	(576)	(385)	-	-
Total leased plant and equipment	567	508	-	-
Motor Vehicles				
At cost	-	10	-	-
Accumulated depreciation	-	(4)	-	-
Total motor vehicles	-	6	-	-

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)				
Capital Works in Progress				
At cost	-	44	-	-
Total property, plant and equipment				
At cost	14,667	14,127	149	147
Accumulated depreciation and amortisation	(9,192)	(8,552)	(57)	(77)
	5,475	5,575	92	70
At directors' valuation deemed to be cost	3,412	3,489	-	-
Accumulated depreciation and amortisation	(694)	(409)	-	-
	2,718	3,080	-	-
Total written down amount	8,193	8,655	92	70

(a) Movements in the carrying amounts

Reconciliation of the carrying amounts of property, plant and equipment at the beginning and the end of the current financial year.

	Freehold Land $'000	Buildings $'000	Leasehold Improvements $'000	Pland and Equipment $'000	Furnature and Fittings $'000	Leased Plant and Equipment $'000	Motor Vehicles $'000	Capital Works in Progress $'000	Total $'000
Consolidated Entity									
Balance at the beginning of the year	928	2,112	2,711	2,027	319	508	6	44	8,655
Additions	-	68	342	578	53	406	-	-	1,447
Disposals	(250)	-	-	(71)	(5)	(133)	(5)	(44)	(508)
Transfers	-	-	-	162	(162)	-	-	-	-
Depreciation expense	-	(100)	(433)	(637)	(16)	(214)	(1)	-	(1,401)
Carrying amount at the end of the year	678	2,080	2,620	2,059	189	567	-	-	8,193
Agenix Limited									
Balance at the beginning of the year	-	-	-	35	35	-	-	-	70
Additions	-	-	-	38	8	-	-	-	46
Disposals	-	-	-	(3)	(2)	-	-	-	(5)
Transfers	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	-	(14)	(5)	-	-	-	(19)
Carrying amount at the end of the year	-	-	-	56	36	-	-	-	92

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(b) Valuation of land and buildings

The carrying values of land and buildings have been determined by reference to cost and Directors' valuations deemed to be cost, based upon independent valuations previously obtained, as follows:

(i) Land at 1602 Beaudesert Road Acacia Ridge QLD was independently valued at $210,000 in July 1999 (book value at 30 June 2002 was $171,000). The valuation, which has not been booked in the accounts, was carried out by Mr BA Hall, a fellow of the Australian Property Institute.

(ii) Land and buildings at 11 Durbell St Acacia Ridge QLD were independently valued at $1,200,000 in July 1999 (book value at 30 June 2002 was $777,000). The valuation, which has not been booked in the accounts, was carried out by Mr BA Hall, a fellow of the Australian Property Institute.

(iii) In July 1998 the Directors valued leasehold improvements owned by Agen Limited at the date of its acquisition at book value plus revaluation increment of $2,492,276 (the book value at 30 June 2002 was $2,238,000).

(iv) On May 2000, Mr BA Hall valued the freehold land and buildings at Carole Park, QLD at $1,915,000. During the year land with a carrying value of $250,000 was sold. The book value of the remaining land and building at 30 June 2002 was $1,327,000).

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
15. INTANGIBLE ASSETS				
Brand names at cost	9,237	9,237	-	-
Accumulated amortisation	(1,080)	(618)	-	-
	8,157	8,619	-	-
Licenses and registrations at cost	2,245	1,625	-	-
Accumulated amortisation	(202)	(93)	-	-
	2,043	1,532	-	-
Goodwill at cost	564	552	-	-
Accumulated amortisation	(37)	(9)	-	-
	527	543	-	-
Total intangibles	10,727	10,694	-	-

» Notes to the Financial Statements

For the year ended 30 June 2002

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
16. OTHER ASSETS				
Current				
Prepayments	249	183	152	22
Other	170	-	54	-
	419	183	206	22
Non-current				
Deferred research and development costs				
(a) ThromboView®				
Balance at the beginning of the year	435	-	-	-
Costs incurred and deferred	2,055	435	64	-
	2,490	435	64	-
Accumulated amortisation	-	-	-	-
Balance at the end of the year	2,490	435	64	-
(b) B230				
Balance at the beginning of the year	487	-	-	-
Costs incurred and deferred	-	487	-	-
	487	487	-	-
Fully expensed to operating profit	(487)	-	-	-
Balance at the end of the year	-	487	-	-
Total deferred research and development	2,490	922	64	-
17. PAYABLES				
Current				
Trade creditors and accruals	4,377	3,812	918	360
Non-current				
Amounts payable to controlled entities	-	-	22,840	13,129
Current Liabilities Not Effectively Hedged				
UK Pounds	-	7	-	-
US Dollars	249	399	61	-
Japanese Yen	-	1,440	-	-
Euro	24	6	-	-

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
18 INTEREST-BEARING LIABILITIES				
Current				
Commercial bill (secured)	720	-	720	-
Lease liability (secured)	234	184	-	-
Bank loans (secured)	-	565	-	-
Bank overdraft (secured)	-	220	-	-
	954	969	720	-
Non-current				
Commercial bill (secured)	3,020	-	3,020	-
Lease liability (secured)	444	384	-	-
Bank loans (secured)	-	3,166	-	-
	3,464	3,550	3,020	-
Total secured liabilities	4,418	4,519	3,740	-

(a) The commercial bill is secured over all the assets and undertakings of each company in the consolidated entity.

(b) The commercial bill has a finance term of 6 years from draw down with principal reductions of $180,000 per quarter plus interest and fees. The interest rate is variable.

(c) The consolidated entity's covenants for the bank borrowings require the interest coverage to be greater than 3 times and the gearing ratio not to exceed 60%. The interest coverage for the year was 19.7 times, and the gearing ratio at balance date was 37%.

(d) Lease liabilities are secured by charges over the leased assets to which they refer.

	CONSOLIDATED ENTITY 2002 $'000	CONSOLIDATED ENTITY 2001 $'000	AGENIX LIMITED 2002 $'000	AGENIX LIMITED 2001 $'000
19. PROVISIONS				
Current				
Employee entitlements	501	503	38	3
Warranties	40	90	-	-
	541	593	38	3
Non-current				
Employee entitlements	600	433	36	-
20. OTHER LIABILITIES				
Current				
Other	50	-	111	-
	50	-	111	-
Non-current				
Other	11	-	-	-

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
21. CONTRIBUTED EQUITY				
154,182,440 (2001: 153,682,440) fully paid ordinary shares	36,515	36,365	36,515	36,365

	2002		2001	
	Shares	$'000	Shares	$'000
(a) Ordinary shares				
At the beginning of the year	153,682,440	36,365	117,861,285	25,727
Options exercised during the year	-	-	20,928,672	4,186
Transactions relating to options	-	-	-	(133)
Shares issued during the year	500,000	150	14,892,483	6,702
Transaction costs relating to share issue	-	-	-	(117)
Balance at the end of the year	154,182,440	36,515	153,682,440	36,365

On 2 August 2001, Agenix Limited issued 500,000 ordinary shares to Global Markets Capital Corporation (formerly GTH Capital Inc) at an issue price of 30c per share in part payment of advisory services.

	30/11/2001	30/01/2003	24/11/2004
	40c Options	55c Options	40c Options
(b) Share options			
Balance at the beginning of the year	8,300,000	9,000,000	250,000
- issued during the year	-	-	-
- lapsed during the year	(8,300,000)	-	-
- exercised during the year and converted to shares	-	-	-
Balance at the end of the year	-	9,000,000	250,000

(c) Employee option plan

An employee option plan was approved by the shareholders on 8 June 2001. Under the employee option plan all directors, executives and staff of the consolidated entity are eligible to be issued with options over the ordinary shares of Agenix Limited. There are currently four directors, 10 executive officers and 117 staff eligible for this scheme. The options are issued for nil consideration and are issued in accordance with performance guidelines established by the Directors of Agenix Limited. The options are issued for a term of six years. The options cannot be transferred and are not quoted on the ASX. The value of each option using the "tax value method" is 3.43 cents per option. This amount has not been charged to the accounts.

The costs associated with the employee option plan during the year were $30,122 (2001: $nil).

	19/07/2007	19/07/2007
	33c Options	44c Options
Balance at the beginning of the year	-	-
- issued during the year	4,571,000	75,000
- lapsed during the year	(465,000)	-
- exercised during the year and converted to shares	-	-
Balance at the end of the year	4,106,000	75,000

	CONSOLIDATED ENTITY		AGENIX LIMITED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
22. ACCUMULATED LOSSES				
Balance at the beginning of the year	(1,980)	(6,152)	(11,132)	(12,350)
Net profit attributable to the members of Agenix Limited	161	4,172	1,087	1,218
Balance at the end of the year	(1,819)	(1,980)	(10,045)	(11,132)
23. EXPENDITURE COMMITMENTS				
(a) Finance lease commitments				
Payable				
- no later than one year	283	271	-	-
- later than one year but not later than five years	493	376	-	-
- later than five years	-	-	-	-
Minimum lease payments	776	647	-	-
Less: Future finance charges	(98)	(79)	-	-
Lease liability	678	568	-	-
The liability has been shown in the balance sheet as:				
Current liability	234	184	-	-
Non-current liability	444	384	-	-
	678	568	-	-
(b) Operating lease commitments				
Non-cancellable operating leases contracted for but not capitalised in the accounts				
Payable				
- no later than one year	371	150	-	-
- later than one year but not later than five years	1,036	106	-	-
- later than five years	785	-	-	-
	2,192	256	-	-

In August 2001, a wholly-owned subsidiary entered into a sale and leaseback agreement with the lessor Graystone Developments Pty Ltd over 2,050 square meters of warehouse space. The initial terms of the lease is 10 years, with an option for a further 5 years. This has been guaranteed by Agenix Limited.

(c) Other commitments

According to the terms of the agreement with PhytoProtein Biotech Pte Ltd and subject to certain conditions, Agenix Limited has a commitment to advance, by way of an interest-bearing loan, S$250,000 (Singapore Dollars) to PhytoProtein Biotech Pte Ltd. At 30 June 2002 a total of S$200,000 had been advanced to PhytoProtein Biotech Pty Ltd, and there is a commitment for the remaining S$50,000.

24. CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will eventuate and consequently no provisions are included in the accounts in respect of these matters.

Controlled entities

(a) On 24 May 2001 Agenix won its six year legal battle against the receiver and manager of Geneva Finance Limited in Western Australia. Since that date the receiver and manager has lodged an appeal. The Company will continue to vigorously defend the action.

(b) An action has been brought in the Supreme Court of Western Australia (CIV 1876 of 1996) by Geneva Finance Limited (receiver and manager appointed) against Mr Russell J Hawkins, a former director of a controlled entity, in his capacity as a director of First Western Group Limited. A controlled entity has agreed to indemnify Mr Hawkins in respect of legal costs incurred by Mr Hawkins in defending the action where judgement is given in his favour.

» Notes to the Financial Statements

For the year ended 30 June 2002

25. SEGMENT INFORMATION – PRIMARY SEGMENT

The industry segments below derive revenue from the following products and operations:

(i) Medical diagnostics – Development, manufacture and sale of human and veterinary diagnostic tests.
(ii) Pharmaceuticals – Manufacture and sale of pharmaceutical products
(iii) Molecular Biology – Manufacture and sale of biomedical products

	MEDICAL DIAGNOSTICS		PHARMA-CEUTICALS		MOLECULAR BIOLOGY		ELIMINATION		CONSOLIDATED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Revenue										
Segment revenue	23,018	16,805	16,836	11,709	568	392	-	-	40,422	28,906
Unallocated revenue									329	501
Total consolidated revenue									40,751	29,407
Results										
Segment result	10,470	5,435	(2,385)	266	162	115	-	-	8,247	5,816
Unallocated expenses									(4,093)	(1,980)
Consolidated entity profit from ordinary activities before income tax									4,154	3,836
Income tax (expense)/benefit									(3,993)	365
Net profit									161	4,201
Assets										
Segment assets	23,036	13,036	14,919	15,526	377	123	(8,428)	-	29,904	28,685
Unallocated assets									15,709	15,353
Total assets									45,613	44,038
Liabilities										
Segment liabilities	2,865	2,645	10,699	7,572	279	280	(7,653)	(1,463)	6,190	9,034
Unallocated liabilities									4,727	619
Total liabilities									10,917	9,653
Other Segment Information										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	3,352	844	646	3,541	17	-	(99)	516	3,916	4,901
Depreciation	416	416	491	413	1	1	60	87	968	917
Amortisation	213	219	239	134	-	-	581	309	1,033	662
Non-cash expenses other than depreciation and amortisation	-	-	-	-	-	-	909	278	909	278

SEGMENT INFORMATION – SECONDARY SEGMENT

	NORTH AMERICA		EUROPE		ASIA PACIFIC		AUSTRALIA & NEW ZEALAND		CONSOLIDATED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Segment revenue	9,974	7,774	7,503	4,287	3,022	2,218	19,923	14,627	40,422	28,906
Segment assets	-	-	-	-	-	-	45,613	44,038	45,613	44,038
Other segment information										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	-	-	-	-	-	-	3,916	4,901	3,916	4,901

26. SUPERANNUATION COMMITMENTS

Superannuation contributions of 8% of employee wages and salaries were legally enforceable in Australia during the year. The commitment to contribute exists only as long as the employment of these persons continues.

The superannuation funds to which the consolidated entity contributes are accumulation funds and benefits are paid in accordance with employee balances in the funds. At balance date, the assets of the funds were sufficient to satisfy all benefits that would have vested under the plans in the event of termination of the plans, and voluntary or compulsory termination of each employee.

27. EVENTS SUBSEQUENT TO REPORTING DATE

The Directors are not aware of any events subsequent to balance date having a material impact on the financial statements.

28. RELATED PARTY TRANSACTIONS/INTERESTS

(a) Wholly-owned group transactions

Loans

Loans made by Agenix Limited to wholly-owned subsidiaries, carry an interest rate of 10%.

(b) Director related entity transactions

Transactions with director related entities are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Purchases

During the prior financial year, the consolidated entity received advisory services from Transocean Securities Limited for $31,330. There were no such payments during the current financial year. Mr J Henderson (formerly a director of Agenix Limited) was a director of Transocean Securities Limited.

During the current financial year payments of $4,573 (2001: $nil) were made to Transocean Securities Asia Pacific Pte Ltd and payments of $15,357 (2001: $nil) were made to Inlogic Asia Pte Ltd. These payments were for rent, meeting room facilities, telecommunications and secretarial support for the Milton International Sales Manager who was based in Singapore. Mr R Govindan is a director of Transocean Securities Asia Pacific Pte Ltd and was formerly a director of Inlogic Asia Pacific Pte Ltd.

During the current financial year a payment of $60,000 (2001: $nil) was made to Inlogic Asia Pacific Pte Ltd. This payment was for web design services for Milton Pharmaceuticals Pty Ltd. Mr R Govindan was formerly a director of Inlogic Asia Pacific Pte Ltd.

Loans

Agenix Limited has advanced loans of $211,000 (2001: $nil) to PhytoProtein Biotech Pte Ltd, a company, which Agenix has a 27.44% investment in. As a requirement of the investment Mr R Govindan was appointed as a director of PhytoProtein Biotech Pte Ltd. Interest on the loan is 8% per annum.

	2002 Number	2001 Number
(c) Share transactions of Directors		
Directors' interest in the capital of Agenix Limited		
Ordinary fully paid shares	6,450,000	6,450,000
19 July 2007 employee options over ordinary shares	525,000	-

(d) Parent entity

Agenix Limited is the parent entity of the consolidated entity.

29. FINANCIAL INSTRUMENTS

(a) Derivative financial instruments

Derivative financial instruments are used by the consolidated entity to hedge exposure to exchange risk associated with foreign currency transactions.

The derivative financial instruments used by the entity are not recognised in the financial statements. Transactions for hedging purposes are undertaken without the use of collateral as only banks are dealt with.

(b) Unrecognised financial instruments

(i) Forward exchange contracts and currency options

The consolidated entity enters into forward exchange contracts and currency options to buy and sell specified amounts of foreign currencies in the future at stipulated exchange rates. The objective in entering into the forward exchange contracts and currency options is to protect the consolidated entity against unfavourable exchange rate movements for both the contracted and anticipated future sales and purchases undertaken in foreign currencies. The accounting policy in regard to forward exchange contracts and currency options is detailed in Note 1(c).

At balance date, Agenix Limited had one outstanding AUD Call contract

	BUY AUSTRALIAN DOLLARS SELL UNITED STATES DOLLARS		AVERAGE EXCHANGE RATE	
	2002 $'000	2001 $'000	2002 $	2001 $
Settlement				
6 – 12 months	862	-	0.58	-

This contract was acquired on 27 June 2002 with an expiration date of 27 March 2003, at a premium of $23,362, which reflects the fair value at balance date.

As this contract is hedging anticipated future sales, any unrealised gains and losses on the contract have been deferred and will be recognised in the measurement of the underlying transaction. Foreign exchange gains/(losses) are disclosed in Note 3.

29. FINANCIAL INSTRUMENTS (CONTINUED)

(b) Unrecognised financial instruments (continued)

(ii) Interest rate risk

The consolidated entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted interest rates on classes of financial assets and financial liabilities is as follows:

	FLOATING INTEREST RATE		FIXED INTEREST MATURING WITHIN 1 YEAR		FIXED INTEREST MATURING 1 TO 5 YEARS		NON-INTEREST BEARING		TOTAL	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Financial Assets										
Cash and deposits	7,498	3,437	-	62	-	-	1	1	7,499	3,500
Receivables	-	-	-	-	211	-	6,061	8,269	6,272	8,269
Investments	-	-	-	-	-	-	1,327	1,819	1,327	1,819
Total financial assets	7,498	3,437	-	62	211	-	7,389	10,089	15,098	13,588
Weighted average interest rate	4.35%	5.79%	-	4.73%	8.00%	-				
Financial Liabilities										
Bills of exchange and promissory notes	3,740	-	-	-	-	-	-	-	3,740	-
Bank interest and loans	-	3,951	-	-	-	-	-	-	-	3,951
Trade and sundry creditors	-	-	-	-	-	-	4,377	3,812	4,377	3,812
Lease liabilities	-	-	234	184	444	384	-	-	678	568
Total financial liabilities	3,740	3,951	234	184	444	384	4,377	3,812	8,795	8,331
Weighted average interest rate	6.20%	7.03%	7.22%	7.78%	7.22%	8.25%				

(iii) Credit risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets in the carrying amount, net of any provisions for doubtful debts of those assets as disclosed in the statement of financial position notes to the financial statements. Credit risk for derivative financial instruments arises from the potential failure by counterparties to the contract to meet their obligations. The credit risk exposure to forward exchange contracts and currency options is the net fair value as disclosed in Note 29 (b) (i). The consolidated entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

29. FINANCIAL INSTRUMENTS (CONTINUED)

(b) Unrecognised Financial Instruments (continued)

(iv) Net Fair Value

The net fair values of listed investments, and unlisted investments where there is not an organised financial market, have been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment. For other assets and liabilities the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments. Financial assets where the carrying amount exceeds net fair values have not been written down as the consolidated entity intends to hold these assets to maturity. Aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date approximated their carrying value.

(v) Terms, conditions and accounting policies for financial assets and liabilities not stated elsewhere in the notes to the financial statements.

Trade Debtors

Trade debtors are carried at nominal amounts due less any provisions for doubtful debts. A provision for doubtful debt is recognised when collection of the full nominal amount is no longer probable.

Trade Creditors and Accruals

Liabilities are recognised for amounts to be paid in the future for goods and services received whether or not billed to the consolidated entity.

» Directors' Declaration

In accordance with a resolution of the directors of Agenix Limited, I state that the financial statements and notes of the Company and of the Consolidated Entity as set out on pages 26 to 52 are:

1. In the opinion of the Directors:

   (a) in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards and Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 13 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board



Ravindran Govindan
Executive Chairman

27 September 2002

» Independent Audit Report

To the members of Agenix Limited

Scope

We have audited the financial report of Agenix Limited for the financial year ended 30 June 2002, as set out on pages 26 to 53, including the Director's Declaration. The financial report includes the financial statements of Agenix Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Agenix Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

G.M. Browning
Partner

Brisbane
27 September 2002

Additional Information

The following additional information is required by the Australian Stock Exchange and was the status on 12 September 2002.

Shareholding

(a) Distribution of ordinary shareholders and option holders

Category (Size of Holding)	Number of Ordinary Share-holders	Number of Option Holders 55 Cents Expiry 30/01/2003	Number of Option Holders 40 Cents Expiry 24/11/2004	Number of Employee Option Holders 33 Cents Expiry 19/07/2007	Number of Employee Option Holders 44 Cents Expiry 19/07/2007
1 – 1,000	177	-	-	-	-
1,001 – 5,000	1,655	-	-	2	-
5,001 – 10,000	1,158	-	-	98	-
10,000 – 100,000	1,404	-	-	27	1
100,001 and over	185	2	1	5	-
Options on issue		9,000,000	250,000	3,992,000	75,000

(b) The ordinary share capital of Agenix Limited as at 12 September 2002 comprises 154,182,440 fully paid shares.

(c) The number of shareholders holding less than marketable parcels is 348.

(d) 20 largest shareholders – fully paid ordinary shares

Shareholder	Number of Ordinary Shares	% of Issued Shares
1. National Nominees Limited	12,010,000	7.82
2. Mr Richard Tan	7,046,132	4.57
3. UOB Kay Hian Pte Ltd	5,967,213	3.87
4. Mr Frederick John Lauritz	5,540,000	3.59
5. C M Abbott	4,400,000	2.85
6. Perpetual Trustee Company Limited	4,054,240	2.63
7. Asiaeagle International Ltd	3,950,000	2.56
8. Deutsche Morgan Grenfell & Partners Nominees Pte Ltd	3,710,000	2.41
9. ANZ Nominees Limited	2,154,465	1.40
10. Hemisphere Trustees Limited	1,521,000	0.99
11 Heanda Pty Limited	1,346,516	0.87
12. Jenell Nominees Pty Ltd	1,123,118	0.73
13. State One Nominees Pty Ltd	1,048,444	0.68
14. Mrs Elizabeth Anne Sietsma	1,000,000	0.65
15. W H Management Services Pty Ltd	1,000,000	0.65
16. Westpac Custodian Nominees Limited	992,360	0.64
17. HSBC Custody Nominees	975,100	0.63
18. Tricom Nominees Pty Ltd	935,000	0.60
19. Lorenson Pty Ltd	924,000	0.59
20. Dreamaster Pty Ltd	890,503	0.57
	60,588,091	39.30

» Additional Information

(e) National Nominees Limited were the only substantial shareholder with 12,010,000 fully paid ordinary shares (ie 7.79%) in the Agenix Limited register as at 12 September 2002.

(f) Voting Rights

No restrictions. On a show of hands every member or proxy present shall be entitled to one vote unless a poll is called in which case every share shall have one vote.

(g) Stock Exchange Listing

Quotation has been granted for all the ordinary shares of Agenix Limited on all Member Exchanges of the Australian Stock Exchange Limited.

(h) Director's Interest in Equity

The interests of each Director in the share capital of Agenix Limited as disclosed by the register of Director's shareholdings

	BENEFICIALLY HELD		NON BENEFICIALLY HELD
	Ordinary Shares	Options 33 Cents Expiry 19/07/2002	Ordinary Shares
R Govindan	-	300,000	3,950,000
F F Wong	2,500,000	-	-
M Carnegie	-	75,000	-
K Woodthorpe	-	75,000	-

GLOSSARY OF TERMS

CHW	Canine Heartworm: a serious parasitic worm infection of the heart and lungs of dogs spread by mosquitoes.
Clinical studies	Trials of drugs or diagnostic products specifically designed to examine the safety and effectiveness of the products.
CPV	Canine Parvovirus: a highly infectious and often fatal intestinal disease of dogs.
D-dimer	A unique protein fragment detectable in the blood during clot breakdown.
DVT	Deep Vein Thrombosis: the formation of blood clots within large veins leading to obstruction of blood flow.
Epidemiology	The (study of the) factors influencing the occurrence, distribution, prevention, and control of disease and related events in a defined population
FeLV	Feline Leukaemia Virus: a contagious disease of cats transmitted by fighting that leads to chronic ill health, cancer like activity and increased susceptibility to other diseases.
FIV	Feline Immunodeficiency Virus: a transmissible viral disease of cats causing a decrease in the immune response, so leading to chronic illness and often death due to secondary infections. Not transmissible to humans.
Haematology	The determination of the numbers and health of red and white blood cells within a sample, providing information about infectious, traumatic, metabolic and other diseases.
Haemostasis	The process whereby the body responds to internal or external bleeding. Involves both clotting and blood vessel responses.
ICT	Immuno-Chromatography Technology: the use of antibodies to create a distinct positive or negative visual result on test paper.
Immunodiagnostics	Use of antibody based systems to detect a range of disease or other diagnostic targets.
IVD	In-Vitro Diagnostics: literally 'in glass diagnostics'. The performing of tests outside the body on samples taken from humans or animals.
Monoclonal (antibody)	Specific synthetic immune system protein produced in a genetically engineered cell population.
OEM	Original Equipment Manufacture (of goods for sale by a third party).
PE	Pulmonary embolism: the lodgment of clots or other particles in the blood vessels of the lungs.
SCAHLS	Subcommittee on Animal Health Laboratory Standards (Body responsible for the approval of diagnostic tests used for disease eradication, exotic disease surveillance and biosecurity).
Technetium-99m	A commonly used radioisotope in nuclear medicine.
Thrombosis	The activation of specialised proteins in the blood that leads to clot formation.

AGENIX LIMITED - CORPORATE INFORMATION

ABN 58 009 213 754

DIRECTORS
RAVINDRAN GOVINDAN (EXECUTIVE CHAIRMAN)
WONG FONG FUI (NON-EXECUTIVE DIRECTOR)
MARK CARNEGIE (NON-EXECUTIVE DIRECTOR)
KATHERINE WOODTHORPE (NON-EXECUTIVE DIRECTOR)

COMPANY SECRETARY
JEFF CARTER

PRINCIPAL PLACE OF BUSINESS
11 DURBELL STREET
ACACIA RIDGE QLD 4110
TEL: (617) 3370 6396
FAX: (617) 3370 6347
EMAIL: MAIL@AGENIX.COM
WEBSITE: WWW.AGENIX.COM

REGISTERED OFFICE
LEVEL 9, 123 EPPING ROAD
NORTH RYDE NSW 2113
TEL: (612) 8875 7898
FAX: (612) 8875 7897

SHARE REGISTRY
COMPUTERSHARE INVESTOR SERVICES PTY LTD
LEVEL 27, 345 QUEEN STREET
BRISBANE QLD 4000
TEL: 1 300 552 270
FAX: (617) 3229 9860

SOLICITORS
ALLENS ARTHUR ROBINSON

BANKERS
WESTPAC BUSINESS BANKING

AUDITORS
ERNST & YOUNG

AGEN LIMITED
11 DURBELL STREET
ACACIA RIDGE QLD 4110
TEL: (617) 3370 6300
FAX: (617)3370 6370
EMAIL: MAIL@AGEN.COM.AU
WEBSITE: WWW.AGEN.COM.AU

MILTON PHARMACEUTICALS PTY LTD
101 ANTIMONY STREET
CAROLE PARK QLD 4300
TEL: (617) 3271 9600
FAX: (617) 3271 1315
EMAIL: INFO@MILTONPHARMA.COM
WEBSITE: WWW.MILTONPHARMA.COM

PHYTOPROTEIN BIOTECH PTE LTD
51 SCIENCE PARK ROAD
#04-14 THE ARIES
SCIENCE PARK 2
SINGAPORE 117586
TEL: (65) 6873 7017
FAX: (65) 6873 7959
EMAIL: ANWAR@PHYTOPROTEIN.COM
WEBSITE: WWW.PHYTOPROTEIN.COM

STOCK EXCHANGES
ASX: AGX
OTC: AGXLY (NASDAQ)

AGENIX LIMITED

11 Durbell Street
Acacia Ridge Queensland 4110
AUSTRALIA

Ph: +61 7 3370 6396
Fx: +61 7 3370 6347

www.agenix.com

AGENIX

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

SEC#82-5258

21 October 2002

RECEIVED
OCT 28 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 155

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Jeff Carter
Chief Financial Officer & Company Secretary

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

Facsimile Transmission

To: Australian Stock Exchange
Attention: Company Announcements Office
Fax: 1300 300021
From: Jeff Carter
Subject: Notice of Annual General Meeting
Date: 18 October 2002
Pages: 4

Attached hereto is a copy of the Notice of Annual General Meeting of Agenix Limited which will be held at the Australian Stock Exchange Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane on 20 November 2002 at 10:00am.

Jeff Carter
CFO & Company Secretary

AGENIX LIMITED

ABN 58 009 213 754

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY FORM

10:00am, Wednesday 20th November 2002
Australian Stock Exchange Lecture Theatre
Level 5, Riverside Centre, 123 Eagle Street
BRISBANE QLD 4000

NOTICE OF ANNUAL GENERAL MEETING
AGENIX LIMITED
ABN 58 009 213 754

Notice is hereby given that the Annual General Meeting of Agenix Limited ("the Company") will be held at the Australian Stock Exchange Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane on 20 November 2002 at 10:00am.

AGENDA - ORDINARY BUSINESS

Item 1 – Reports

To receive the Financial Report and the Reports of the Directors and Auditors thereon for the year ended 30 June 2002.

Item 2 – Election of Directors

Resolution 1 Election of Mr Ravindran Govindan as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That Mr Ravindran Govindan, who retires in accordance with Article 13.2 of the Company's Constitution, and being eligible offers himself for election, is hereby re-appointed a director of the Company".

Resolution 2 Election of Mr Wong Fong Fui as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That Mr Wong Fong Fui, who retires in accordance with Article 13.2 of the Company's Constitution, and being eligible offers himself for election, is hereby re-appointed a director of the Company".

Item 3 – Increase in Directors' Fees

Resolution 3

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That the directors' fees be increased from an aggregate of $150,000 per annum to an aggregate of $200,000 per annum (per Article 13.8 of the Company's Constitution) to be apportioned amongst the directors as the directors shall determine".

DATED 14th DAY OF OCTOBER 2002
BY ORDER OF THE BOARD

JEFF CARTER - COMPANY SECRETARY

Voting Exclusion Statement
Pursuant to Australian Stock Exchange Listing Rules, Mr Govindan is excluded from voting on resolution 1 and Mr Wong is excluded from voting on resolution 2. The Company will not disregard votes cast by a Director (or an associate of a Director) as proxy for a person who is entitled to vote on these resolutions in accordance with a clear direction on the proxy form regarding how the proxy should vote. As well, the Company will not disregard votes cast by the Chairman of the meeting as proxy for a person entitled to vote on the resolution in accordance with a clear direction on the proxy form to vote as the proxy decides.

Proxies:
1. A member entitled to attend and vote is entitled to appoint one proxy.
2. A proxy need not be a member of the Company.
3. If you wish to appoint a proxy, please use the proxy form accompanying this Notice.
4. On a show of hands, every person present and qualified to vote shall have one vote. If you have appointed a proxy who is also a member, or proxy for another member, any direction to the proxy on how to vote may not be effective on a show of hands. Your direction will be effective if a poll is held.
5. To be effective, your proxy form and the power of attorney or other authority (if any) under which it is signed or a copy of such authorising document certified as a true copy by statutory declaration, must be received by the Company's Registered Office, Level 9, 123 Epping Road, North Ryde, NSW 2113; Facsimile (02) 8875 7897, no later than **48 hours prior to the meeting**.

AGENIX LIMITED

ABN 58 009 213 754
Level 9, 123 Epping Road, North Ryde NSW 2113
Telephone: (612) 8875 7898 Facsimile: (612) 8875 7897

PROXY FORM

I/We ....

being a member of Agenix Limited hereby appoint ....

or the Chairman of the meeting as my/our Proxy to vote on my/our behalf at the Annual General Meeting of the Company to be held on 20th November 2002 and at any adjournment of that meeting, in the manner indicated below.

*This proxy relates to all * .... shares held by me/us.*
(delete if not applicable and insert number of shares if two proxies are to be appointed).*

If you wish you may direct your proxy holder how to vote by placing an "X" in the appropriate box for each resolution. Otherwise, your proxy holder may vote as she/he thinks fit or may abstain from voting.

		FOR	AGAINST	ABSTAIN
RESOLUTION 1	ELECTION OF MR RAVINDRAN GOVINDAN AS A DIRECTOR	☐	☐	☐
RESOLUTION 2	ELECTION OF MR WONG FONG FUI AS A DIRECTOR	☐	☐	☐
RESOLUTION 3	INCREASE IN DIRECTORS' FEES	☐	☐	☐

SIGNED BY THE SAID MEMBER THIS.......................... DAY OF 2002

....
Shareholder's Signature Shareholder's Signature

PLEASE COMPLETE THE ABOVE FORM AND RETURN TO:
AGENIX LIMITED, LEVEL 9, 123 EPPING ROAD, NORTH RYDE, NSW 2113
FAX (612) 8875 7897

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

SUPPL

SEC#82-5258

16 October 2002

SEC MAIL PROCESSING RECEIVED OCT 28 2002 WASH. D.C. 155 SECTION

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Jeff Carter
Chief Financial Officer & Company Secretary

AGENIX

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

ASX Announcement

Agenix Human Trials to begin next year at Q-Pharm

16 October 2002

Brisbane-based biotechnology company Agenix Ltd [ASX:AGX] has appointed Q-Pharm Pty Ltd in conjunction with the Royal Brisbane Hospital to carry out the first human trials for its blood clot imaging project, ThromboView®.

The Phase I trials will test ThromboView® in a group of healthy volunteers early next year. Doctors will determine the safety of the product, as well as collecting information about how the drug is distributed in the body.

The ThromboView® technology is designed to improve the diagnosis and treatment of Deep Vein Thrombosis (DVT) and Pulmonary Embolism (PE) through a superior method of blood clot detection using radiolabelled antibodies. Once injected into the bloodstream the antibodies attach to blood clots, which can then be detected using a special imaging camera.

Q-Pharm, Queensland's dedicated Phase I clinical trial facility, was officially opened by Premier Peter Beattie in late August, 2002.

"This announcement by Agenix is proof positive that by establishing the right environment we are creating the magnets to attract investment and more and more scientific endeavor," said Mr Beattie from Munich today.

"Our future will be built on our brains. It is about being smart – just like Q-Pharm and Agenix," he said.

Agenix Chief Executive Officer Don Home attended an official inspection of the world-class facility today. "The selection of Q-Pharm is an important milestone in the ThromboView® program. Phase I clinical trials are a fundamental step in developing a new therapy for use in humans and Q-Pharm, which is an excellent facility, is ideally situated right here in Brisbane," said Mr Home.

"We aim to use the information from this trial to support an application to the FDA for further clinical trials later in 2003," he said.

US based drug-development expert, Professor Paul Eisenberg, explained: "Accurate and timely detection of blood clots remains a major issue for health authorities around the world and unfortunately all current clot detection methods have limitations.

"When clots form in the deep veins of the legs they can cause DVT, a potentially dangerous and very painful condition. If these clots break off and enter the circulation they can lodge in the lungs causing Pulmonary Embolism. Undetected and untreated PE is the third-highest cause of cardiovascular death worldwide," he said.

Agenix is developing the ThromboView® technology for worldwide markets under the guidance of an internationally renowned group of consultants including Professor Paul Eisenberg and Dr David Macfarlane of the Department of Nuclear Medicine at Royal Brisbane Hospital.

Kendle Australia, a subsidiary of the international contract clinical research group Kendle International, will also provide services for the Phase I trial.

Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which uses radiolabeled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries.

Kendle Australia is a subsidiary of Kendle International Inc, the fifth largest Contract Research Organisation (CRO) in the world and a premier provider of quality drug development services to the global pharmaceutical and biotechnology industries. With headquarters in Cincinnati, Ohio and offices strategically located throughout North America, Europe and Asia-Pacific, including Melbourne and Sydney, Kendle provides extensive global capabilities, along with the unique combination of experience and technology to expedite all phases of the drug development process. Kendle Australia employs more than 40 staff and its core operation areas include clinical research, regulatory affairs, health outcomes/pharmacoeconomics and development & commercialization. The provision of a complete service ensures that drugs and medical devices are developed and brought to market as quickly and as efficiently as possible.

Q-Pharm Pty Limited is a Phase I clinical trials company situated at the Queensland Institute of Medical Research on the Royal Brisbane Hospital campus. The new company was established in 2002 as a joint venture involving The University of Queensland (which contributed expertise developed over some 20 years of clinical trials experience) and the Queensland Institute of Medical Research (which provided purpose-built world class facilities). Q-Pharm conducts a large and growing program of Phase I clinical trials, including bioequivalence studies, for pharmaceutical and biotechnology companies. First-in-humans studies are conducted in the purpose built facilities in the Clive Berghofer Cancer Research Centre.

For more information contact:

Mr Donald Home
CEO Agenix Limited
Ph: 61 7 3370 6314

Sue Parry-Jones
ThromboView Business Unit Manager
Ph: 0439 885 416

www.agenix.net